

07052105



ARIS
P.E. 12-31-06
RECD S.E.C.
APR 2 4 2007
1086



ROCKY
BRANDS
TM



PROCESSED
MAY 0 1 2007
THOMSON
FINANCIAL

Rocky Brands, Inc.
2006 Annual Report


ROCKY
BRANDS

Rocky Brands, Inc. is a leading designer, manufacturer and marketer of premium quality footwear and apparel marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear®, Georgia Boot®, and Durango®, and our licensed brand Dickies®.

FINANCIAL HIGHLIGHTS

	2006	2005	2004	2003	2002
		($000, except per share data)			
Income Statement Data					
Net sales	$263,491	$296,023	$132,249	$106,165	$88,959
Gross margin	41.5%	37.6%	29.2%	30.9%	26.3%
Income from Operations	7.2%	9.5%	9.8%	9.0%	5.4%
Net Income	$ 4,819	$ 13,014	$ 8,594	$ 6,039	$ 2,843
Net income per diluted share	$ 0.86	$ 2.33	$ 1.74	$ 1.32	$ 0.62
Weighted average number of fully diluted shares outstanding	5,578	5,585	4,954	4,561	4,590
Balance Sheet					
Inventories	$ 77,949	$ 75,387	$ 32,959	$ 38,068	$23,182
Total assets	246,356	236,134	96,706	86,175	68,417
Total debt	110,492	105,373	16,537	18,018	10,975
Shareholders' equity	104,128	99,093	71,371	58,385	52,393


Net sales
($ millions)
$89.0
$106.2
$132.2
$296.0
$263.5
2002
2003
2004
2005
2006


Net income per diluted share
$0.62
$1.32
$1.74
$2.33
$0.86
2002
2003
2004
2005
2006


Gross margin % of net sales
26.3%
30.9%
29.2%
37.6%
41.5%
2002
2003
2004
2005
2006


Total debt
($ millions)
$11.0
$18.0
$16.5
$105.4
$110.5
2002
2003
2004
2005
2006

Dear Shareholders,

While 2006 was a disappointing year for Rocky Brands, Inc. from a financial standpoint, it was also a year in which we confronted our challenges and began implementing key initiatives aimed at improving on our recent performance and better positioning our company for long-term sales growth and increased profitability. Specifically, we realigned our sales departments in order to better capitalize on our retail relationships, introduced a new sales management incentive program in an effort to drive increased revenue across our organization, expanded our portfolio of brands with the addition of the licensed brands Zumfoot® and Michelin®, and made the strategic decision to reduce our payroll and marketing expenses beginning in 2007. Importantly, as we begin the new year, our leadership positions in the work, western and hunting footwear markets are intact, our brand equity remains strong, and our entire management team is fully committed to turning our business around and delivering increased value to our shareholders.

Wholesale

Our wholesale revenues, which include footwear and apparel sales of our owned brands, Rocky Outdoor Gear®, Georgia Boot®, and Durango®, and footwear sales of our licensed brand Dickies®, were $203.2 million in fiscal 2006, versus wholesales sales of $209.9 million a year ago.

Beginning with our work segment, sales were $87.2 million in 2006, up 3.7% from sales of $84.0 million the year before. The increase in sales was primarily driven by our Dickies business which rose 47.8% in 2006 to $8.0 million, as we benefited from increased shelf space at Sears coupled with new distribution in national retailers such as Mervyns and Shoe Carnival. Our Rocky branded work footwear was up slightly in 2006 offset by a decline in our largest work footwear brand, Georgia. Looking ahead, we are excited about our 80 store test for Dickies in Kohl's during the second half of 2007, and based on feedback from retailers at several key tradeshows, we are optimistic about the growth prospects for our fall Rocky work and Georgia product lines.

In 2006, sales of our western segment increased 2.0% to $41.3 million from $40.4 million the year before, including a 31.6% gain for our Rocky branded western footwear. We are pleased with our overall performance despite a slowdown in our women's business which affected sales of Durango, primarily in the second half of the year. Going forward, we are focused on leveraging our core competencies in basic footwear to gain market share of the western segment which is much more stable than the women's fashion business.

Our outdoor footwear business continued to struggle in 2006 as sales declined 15.7% from 2005 to $35.5 million. After two consecutive years of warm, dry fall seasons, we experienced additional challenges in 2006 which also negatively impacted sales. These included a decline in consumer traffic at many of our core, independent shops, increased competition from several private label brands, and a shift in retail buying patterns that has shortened the selling season and reduced our reorder opportunities. We did end the year on a solid note, with a fourth quarter sales increase of nearly 24.5%, and as we enter 2007 we believe inventories at retail are clean and that the Rocky brand name continues to occupy a leading position in the traditional camouflage/waterproof hunting boot category. That said, given the events of the past few years and the changes in the competitive landscape, we have scaled back our expectations for this business to a more appropriate level going forward.

We also experienced some difficulties with our apparel business this past year due primarily to excess inventory in our distribution channels and a lack of compelling product in the marketplace. Sales for 2006 were $16.2 million compared to $18.4 million in the prior year. In an effort to reinvigorate our apparel category we have spent the past twelve months focused on reengineering the entire product line, incorporating more technical fabrication and design, and we believe our initial progress was reflected in our fourth quarter performance when sales increased over 17.5% from the fourth quarter of 2005 to $3.0 million.

Our duty footwear business was on plan for the year with sales of $17.1 million, up 1.6% from sales of $16.8 million in 2005. During 2006 we introduced our new athletically inspired footwear for U.S. Postal Service employees and in 2007 we will begin shipping product to the Transportation Security Administration's workforce.

Retail

Our retail sales, which include our Lehigh retail-on-wheels business and our two Lehigh Outfitters concept stores, increased slightly to $59.2 million in 2006 compared to $58.4 million of retail sales last year. We have now owned this business for two years and during that time we have made key investments to upgrade our operating platform in order to maximize our growth opportunities and improve profitability. There is still work to be done, however we feel we are in a much better position than a year ago to capitalize on our future prospects. Importantly, Lehigh continues to be a leader in occupational footwear, a position that was further solidified by the recent bankruptcy protection filing from one of our biggest competitors.

Military

Last year was a frustrating one for our military footwear business. After receiving a $30.0 million third-party contract in September 2005 to produce "Hot Weather" boots for the U.S. military, the contract was terminated in January 2006 by the government for convenience. Despite the fact that the termination was in no way related to Rocky's ability to produce the specified footwear, we were clearly disappointed by the decision, particularly as we had already invested capital in the necessary raw materials. During the remainder of the year, the U.S. military issued no other significant footwear contracts as we believe they worked through existing inventory. As a result, footwear sales to the military were approximately $1.1 million in 2006 versus $27.7 million in 2005. In 2007, we will continue to solicit orders in order to better utilize our manufacturing facilities, however our primary focus remains on building the market position of our branded business.

Conclusion

Despite some of the setbacks from this past year, we continue to be confident about the long-term prospects for our portfolio of owned brands — Rocky Outdoor Gear®, Georgia Boot®, Durango®and Lehigh®, each of which has a strong tradition of providing durable, long lasting footwear for their respective target markets. Looking ahead, we are encouraged by the introduction of new innovations and updated designs in both our footwear and apparel and believe this will translate into improved performances in the future.

At the same time, we are optimistic about the opportunities we believe exist for our licensed footwear brand Dickies®, particularly in the broader mass market channels of distribution. Furthermore, our two newest licensed brands, Zumfoot® and Michelin®, open up new categories, including casual, dress casual, and leisure, which, when combined, make up more than half of the $30 billion non-athletic U.S. footwear market.

As always, we are greatly indebted to our employees, customers and valued shareholders — it is through your continued support that the success of Rocky Brands, Inc. will be possible. We move ahead more focused than ever on successfully executing our business plan and returning our company to historical rates of sales growth and profitability.

Sincerely,



Mike Brooks
Chairman & Chief Executive Officer


ROCKY
BRANDS
TM

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21026

ROCKY BRANDS, INC.

(Exact name of Registrant as specified in its charter)

Ohio	**No. 31-1364046**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

39 East Canal Street
Nelsonville, Ohio 45764
(Address of principal executive offices, including zip code)

(740) 753-1951
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, without par value	The NASDAQ Stock Market, Inc.
Preferred Stock Purchase Rights	The NASDAQ Stock Market, Inc

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $105,909,129 on June 30, 2006.

There were 5,456,163 shares of the Registrant's Common Stock outstanding on March 9, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2007 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in "Item 1A, Risk Factors." The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. *BUSINESS.*

All references to "we," "us," "our," "Rocky Brands," or the "Company" in this Annual Report on Form 10-K mean Rocky Brands, Inc. and Subsidiaries.

We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $29.95 for our value priced products to $249.95 for our premium products. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over 10,000 retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh Safety Shoes mobile and retail stores (including a fleet of 78 trucks, supported by 40 small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

In 2001, we undertook a number of strategic initiatives designed to increase our sales and improve our margins while mitigating the seasonality and weather related risk of our outdoor product lines. These strategic initiatives included:

- extending our lines of footwear into additional markets with the introduction of footwear models for the work and western markets;
- expanding our product offerings into complementary apparel to leverage the strength of our Rocky Outdoor Gear brand and offer our consumers a broader, head-to-toe product assortment; and
- closing our continental U.S. manufacturing facility and sourcing a greater portion of our products from third party facilities overseas.

Acquisition of EJ Footwear Group

In January 2005, to further support our strategic objectives, we acquired EJ Footwear Group, a leading designer and developer of branded footwear products marketed under a collection of well recognized brands in the work, western and outdoor markets, including Georgia Boot, Durango and Lehigh. EJ Footwear was also the exclusive licensee of the Dickies brand for most footwear products. The acquisition was part of our strategy to expand our portfolio of leading brands and strengthen our market position in the work and western footwear markets, and to extend our product offerings to include brands positioned across multiple feature sets and price points. The EJ Footwear acquisition also expanded our distribution channels and diversified our retailer base.

We believe the EJ Footwear acquisition offers us multiple opportunities to expand and strengthen our combined business. We intend to extend certain of these brands into additional markets, such as outdoor, work and duty, where we believe the brand image is consistent with the target market. We also believe that the strength of each of these brands in their respective markets will allow us to introduce complementary apparel and accessories, similar to our head-to-toe strategy for Rocky Outdoor Gear.

Competitive Strengths

Our competitive strengths include:

- *Strong portfolio of brands.* We believe the Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies brands are well recognized and established names that have a reputation for performance, quality and comfort in the markets they serve: outdoor, work, duty and western. We plan to continue strengthening these brands through product innovation in existing footwear markets, by extending certain of these brands into our other target markets and by introducing complementary apparel and accessories under our owned brands.

- *Commitment to product innovation.* We believe a critical component of our success in the marketplace has been a result of our continued commitment to product innovation. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features and designs. We have a dedicated group of product design and development professionals, including well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

- *Long-term retailer relationships.* We believe that our long history of designing, manufacturing and marketing premium quality, branded footwear has enabled us to develop strong relationships with our retailers in each of our distribution channels. We reinforce these relationships by continuing to offer innovative footwear products, by continuing to meet the individual needs of each of our retailers and by working with our retailers to improve the visual merchandising of our products in their stores. We believe that strengthening our relationships with retailers will allow us to increase our presence through additional store locations and expanded shelf space, improve our market position in a consolidating retail environment and enable us to better understand and meet the evolving needs of both our retailers and consumers.

- *Diverse product sourcing and manufacturing capabilities.* We believe our strategy of utilizing both company operated and third party facilities for the sourcing of our products offers several advantages. Operating our own facilities significantly improves our knowledge of the entire production process, which allows us to more efficiently source product from third parties that is of the highest quality and at the lowest cost available. We intend to continue to source a higher proportion of our products from third party manufacturers, which we believe will enable us to obtain high quality products at lower costs per unit.

Growth Strategy

We intend to increase our sales through the following strategies:

- *Expand into new target markets under existing brands.* We believe there is significant opportunity to extend certain of our brands into our other target markets. We intend to continue to introduce products across varying feature sets and price points in order to meet the needs of our retailers.

- *Increase apparel offerings.* We believe the long history and authentic heritage of our owned brands provide significant opportunity to extend each of these brands into complementary apparel. We intend to continue to increase our Rocky apparel offerings and believe that similar opportunities exist for our Georgia Boot and Durango brands in their respective markets.

- *Cross-sell our brands to our retailers.* The acquisition of EJ Footwear expanded our distribution channels and diversified our retailer base. We believe that many retailers of our existing and acquired brands target consumers with similar characteristics and, as a result, we believe there is significant opportunity to offer each of our retailers a broader assortment of footwear and apparel that target multiple markets and span a range of feature sets and price points.

- *Expand our retail sales through Lehigh.* We believe that our Lehigh mobile and retail stores offer us an opportunity to significantly expand our direct sales of work-related footwear. We intend to grow our Lehigh business by adding new customers, expanding the portfolio of brands we offer and increasing our footwear and apparel offerings. In addition, over time, we plan to upgrade the locations of some of our mini-stores, as well as expand the breadth of products sold in these stores.
- *Continue to add new retailers.* We believe there is an opportunity to add additional retailers in certain of our distribution channels. We have identified a number of large, national footwear retailers that target consumers whom we believe identify with the Georgia Boot, Durango and Dickies brands.
- *Acquire or develop new brands.* We intend to continue to acquire or develop new brands that are complementary to our portfolio and could leverage our operational infrastructure and distribution network.

Product Lines

Our product lines consist of high quality products that target the following markets:

- *Outdoor.* Our outdoor product lines consist of footwear, apparel and accessory items marketed to outdoor enthusiasts who spend time actively engaged in activities such as hunting, fishing, camping or hiking. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features, and we are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace. Our outdoor product lines consist of all-season sport/hunting footwear, apparel and accessories that are typically waterproof and insulated and are designed to keep outdoorsmen comfortable on rugged terrain or in extreme weather conditions.
- *Work.* Our work product lines consist of footwear and apparel marketed to industrial and construction workers, as well as workers in the hospitality industry, such as restaurants or hotels. All of our work products are specially designed to be comfortable, incorporate safety features for specific work environments or tasks and meet applicable federal and other standards for safety. This category includes products such as safety toe footwear for steel workers and non-slip footwear for kitchen workers.
- *Duty.* Our duty product line consists of footwear products marketed to law enforcement, security personnel and postal employees who are required to spend a majority of time at work on their feet. All of our duty footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable. Duty footwear is generally designed to fit as part of a uniform and typically incorporates stylistic features, such as black leather uppers in addition to the comfort features that are incorporated in all of our footwear products.
- *Western.* Our western product line currently consists of authentic footwear products marketed to farmers and ranchers who generally live in rural communities in North America. We also selectively market our western footwear to consumers enamored with the western lifestyle.

Our products are marketed under four well-recognized, proprietary brands, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh, in addition to the licensed Dickies brand.

Rocky Outdoor Gear

Rocky Outdoor Gear, established in 1979, is our premium priced line of branded footwear, apparel and accessories. We currently design Rocky Outdoor Gear products for each of our four target markets and offer our products at a range of suggested retail price points: $99.95 to $249.95 for our footwear products, $29.95 to $49.95 for tops and bottoms in our apparel lines and $49.95 to $199.95 for our basic and technical outerwear.

The Rocky Outdoor Gear brand originally targeted outdoor enthusiasts, particularly hunters, and has since become the market leader in the hunting boot category. In 2002, we also extended into hunting apparel, including jackets, pants, gloves and caps. Our Rocky Outdoor Gear products for hunters and other outdoor enthusiasts are designed for specific weather conditions and the diverse terrains of North America. These products incorporate a range of technical features and designs such as Gore-Tex waterproof breathable fabric, 3M Thinsulate insulation, nylon Cordura fabric and camouflaged uppers featuring either Mossy Oak or Realtree patterns. Rugged outsoles made by industry leaders like Vibram are sometimes used in conjunction with our proprietary design features like the "Rocky Ride Comfort System" to make the products durable and easy to wear.

We also produce Rocky Outdoor Gear duty footwear targeting law enforcement professionals, security workers and postal service employees, and we believe we have established a leading market share position in this category.

In 2002, we introduced Rocky Outdoor Gear work footwear designed for varying weather conditions or difficult terrain, particularly for people who make their living outdoors such as those in lumber or forestry occupations. These products typically include many of the proprietary features and technologies that we incorporate in our hunting and outdoor products. Similar to our strategy for the outdoor market, we introduced rugged work apparel in 2004, such as ranch jackets and carpenter jeans.

We have also introduced western influenced work boots for farmers and ranchers. Most of these products are waterproof, insulated and utilize our proprietary comfort systems. We also recently introduced some men's and women's casual western footwear for consumers enamored with western influenced fashion.

Georgia Boot

Georgia Boot is our moderately priced, high quality line of work footwear. Georgia Boot footwear is sold at suggested retail price points ranging from $79.95 to $109.95. This line of products primarily targets construction workers and those who work in industrial plants where special safety features are required for hazardous work environments. Many of our boots incorporate steel toes or metatarsal guards to protect wearers' feet from heavy objects and non-slip outsoles to prevent slip related injuries in the work place. All of our boots are designed to help prevent injury and subsequent work loss and are designed according to standards determined by the Occupational Safety & Health Administration or other standards required by employers.

In addition, we market a line of Georgia Boot footwear to brand loyal consumers for hunting and other outdoor activities. These products are primarily all leather boots distributed in the western and southwestern states where hunters do not require camouflaged boots or other technical features incorporated in our Rocky Outdoor Gear.

We believe the Georgia Boot brand can be extended into moderately priced duty footwear as well as outdoor and work apparel.

Durango

Durango is our moderately priced, high quality line of western footwear. Over its 40 year history, the brand has developed broad appeal and earned a reputation for authenticity and quality in the western footwear market. Our current line of products is offered at suggested retail price points ranging from $79.95 to $149.95, and we market products designed for both work and casual wear. Our Durango line of products primarily targets farm and ranch workers who live in the heartland where western influenced footwear and apparel is worn for work and casual wear and, to a lesser extent, this line appeals to urban consumers enamored with western influenced fashion. Many of our western boots marketed to farm and ranch workers are designed to be durable, including special "barn yard acid resistant" leathers to maintain integrity of the uppers, and incorporate our proprietary "Comfort Core" system to increase ease of wear and reduce foot fatigue. Other products in the Durango line that target casual and fashion oriented consumers have colorful leather uppers and shafts with ornate stitch patterns and are offered for men, women and children.

Lehigh

The Lehigh brand was launched in 1922 and is our moderately priced, high quality line of safety shoes sold at suggested retail price points ranging from $29.95 to $149.95. Our current line of products is designed to meet occupational safety footwear needs. Most of this footwear incorporates steel toes to protect workers and often incorporates other safety features such as metatarsal guards or non-slip outsoles. Additionally, certain models incorporate durability features to combat abrasive surfaces or caustic substances often found in some work places.

With the recent shift in manufacturing jobs to service jobs in the U.S., Lehigh began marketing products for the hospitality industry. These products have non-slip outsoles designed to reduce slips, trips and falls in kitchen environments where floors are often tiled and greasy. Price points for this kind of footwear range from $29.95 to $49.95.

Dickies

Dickies is a high quality, value priced line of work footwear. The Dickies brand, owned by the Williamson-Dickie Manufacturing Co. since 1922, has a long history of providing value priced apparel in the work and casual markets and is a leading brand name in that category.

Georgia Boot secured the license to design, develop and manufacture footwear under the Dickies name in 2003. We currently offer work products targeted at the construction trades and agricultural and hospitality workers. Our Dickies footwear incorporates specific design features to appeal to these workers and is offered at suggested retail price points ranging from $49.95 to $89.95. The Dickies brand is well recognized by consumers and we plan to introduce value priced footwear in the outdoor, duty and western markets.

Sales and Distribution

Our products are distributed through three distinct business segments: wholesale, retail and military. You can find more information regarding our three business segments in Note 15 to our consolidated financial statements.

Wholesale

In the U.S., we distribute Rocky Outdoor Gear, Georgia Boot, Durango and Dickies products through a wide range of wholesale distribution channels. As of December 31, 2006, our products were offered for sale at over 10,000 retail locations in the U.S. and Canada.

We sell our products to wholesale accounts in the U.S. primarily through a dedicated in-house sales team who carry our branded products exclusively, as well as independent sales representatives who carry our branded products and other non-competing products. Our sales force for Rocky Outdoor Gear is organized around major accounts, including Bass Pro Shops, Cabela's, Dick's Sporting Goods and Gander Mountain, and around our target markets: outdoor, work, duty and western. For our Georgia Boot, Durango and Dickies brands, our sales employees are organized around each brand and target a broad range of distribution channels. All of our sales people actively call on their retail customer base to educate them on the quality, comfort, technical features and breadth of our product lines and to ensure that our products are displayed effectively at retail locations.

Our wholesale distribution channels vary by market:

- Our outdoor products are sold primarily through sporting goods stores, outdoor specialty stores, catalogs and mass merchants.
- Our work-related products are sold primarily through retail uniform stores, catalogs, farm store chains, specialty safety stores, independent shoe stores and hardware stores. In addition to these retailers, we also market Dickies work-related footwear to select large, national retailers.
- Our duty products are sold primarily through uniform stores and catalog specialists.
- Our western products are sold through western stores, work specialty stores, specialty farm and ranch stores and more recently, fashion oriented footwear retailers.

Retail

We market products directly to consumers through three retail strategies: mobile and retail stores, our outlet store and our websites.

Mobile and Retail Stores

Lehigh markets branded work footwear, principally through mobile stores, to industrial and hospitality related corporate customers across the U.S. We work closely with our customers to select footwear products best suited for the specific safety needs of their work site and that meet the standards determined by the Occupational Safety & Health Administration or other standards required by our customers. Our customers include large, national companies such as 3M, Abbott Laboratories, Alcoa, Carnival Cruise Lines, Federal Express, IBM and Texas Instruments.

Our seventy-eight Lehigh mobile trucks, supported by our thirty-eight small warehouses, are stocked with work footwear, as established by the specific needs of our customers, and typically include our owned brands augmented by branded work footwear from third parties including Dunham, Skechers and Timberland Pro. Prior to a scheduled site visit, Lehigh sales managers consult with our corporate customers to ensure that our trucks are appropriately stocked for their specific needs. Our trucks then perform a site visit where customer employees select work related footwear and apparel. Our corporate customers generally purchase footwear or provide payroll deduction plans for footwear purchases by their employees. We believe that our ability to service work sites across the U.S. allows us to effectively compete for large, national customers who have employees located throughout the U.S.

We also operate thirty-eight mini-stores located in our small warehouses, which are primarily situated in industrial parks. Over time, we intend to improve some of these locations to sites that experience higher foot traffic in order to better utilize our retail square footage and leverage our fixed costs. We also intend to expand the breadth and depth of products sold in these mini-stores to include casual and outdoor footwear and apparel to offer a broader range of products to our consumers. We recently began testing this concept in two stores located in Wisconsin.

Outlet Store

We operate the Rocky Outdoor Gear outlet store in Nelsonville, Ohio. Our outlet store primarily sells first quality or discontinued products in addition to a limited amount of factory damaged goods. Related products from other manufacturers are also sold in the store. Our outlet store allows us to showcase the breadth of our product lines as well as to cost-effectively sell slow moving inventory. Our outlet store also provides an opportunity to interact with consumers to better understand their needs.

Websites

We sell our product lines on our websites at www.rockyboots.com, www.georgiaboot.com, www.lehighsafetyshoes.com, www.slipgrips.com and www.bootsunlimited.com. We believe that our internet presence allows us to showcase the breadth and depth of our product lines in each of our target markets and enables us to educate our consumers about the unique technical features of our products.

Military

While we are focused on continuing to build our wholesale and retail business, we also actively bid on footwear contracts with the U.S. military, which requires products to be made in the U.S. Our manufacturing facilities in Puerto Rico, a U.S. territory, allow us to competitively bid for such contracts. In February 2005, we were awarded a $21 million order from the U.S. military for production of infantry combat boots that was completed in 2005. We currently have outstanding bids on which we are waiting for a response. However, there is no assurance that we will continue to be awarded contracts by the U.S. military.

All of our footwear for the U.S. military is currently branded Rocky. We believe that many U.S. service men and women are active outdoor enthusiasts and may be employed in many of the work and duty markets that we target with our brands. As a result, we believe our sales to the U.S. military serve as an opportunity to reach our target demographic with high quality branded products.

Marketing and Advertising

We believe that our brands have a reputation for high quality, comfort, functionality and durability built through their long history in the markets they serve. To further increase the strength and awareness of our brands, we have developed comprehensive marketing and advertising programs to gain national exposure and expand brand awareness for each of our brands in their target markets.

We have focused the majority of our advertising efforts on consumers. A key component of this strategy includes advertising through targeted national and local cable programs and print publications aimed at audiences that share the demographic profile of our typical customers. For example, we advertise in such print publications as Outdoor Life, American Hunter and BassMaster, on targeted cable broadcasts, including NASCAR, Bass Pro Outdoors, Knight & Hale Ultimate Hunt, North American White Tail and Mossy Oaks Hunting the Country, appearing on such cable channels as The Outdoor Channel, The SPEED Channel, Outdoor Life Network and ESPN. In addition, we promote our products on national radio broadcasts and through event sponsorship. We are a title sponsor of the Professional Bull Riders, which is broadcasted on Outdoor Life Network and NBC, and provides significant national exposure for all of our brands. We also sponsor Tony Mendes, an accomplished and well known professional bull rider. Our print advertisements and television commercials emphasize the technical features of our products as well as their high quality, comfort, functionality and durability.

We also support independent dealers by listing their locations in our national print advertisements. In addition to our national advertising campaign, we have developed attractive merchandising displays and store-in-store concept fixturing that are available to our retailers who purchase the breadth of our product lines. We also attend numerous tradeshows, including the World Shoe Association show, the Denver International Western Retailer Market and the Shooting, Hunting, Outdoor Exposition. Tradeshows allow us to showcase our entire product line to retail buyers and have historically been an important source of new accounts.

Product Design and Development

We believe that product innovation is a key competitive advantage for us in each of our markets. Our goal in product design and development is to continue to create and introduce new and innovative footwear and apparel products that combine our standards of quality, functionality and comfort and that meet the changing needs of our retailers and consumers. Our product design and development process is highly collaborative and is typically initiated both internally by our development staff and externally by our retailers and suppliers, whose employees are generally active users of our products and understand the needs of our consumers. Our product design and development personnel, marketing personnel and sales representatives work closely together to identify opportunities for new styles, camouflage patterns, design improvements and newer, more advanced materials. We have a dedicated group of product design and development professionals, some of whom are well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

Manufacturing and Sourcing

We manufacture footwear in facilities that we operate in the Dominican Republic and Puerto Rico, and source footwear, apparel and accessories from third party facilities, primarily in China. We do not have long-term contracts with any of our third party manufacturers. Two of our third party manufacturers in China, with which we have had relationships for over 20 years, and that have historically accounted for a significant portion of our manufacturing, represented approximately 33% and 11%of our net sales in 2006. We believe that operating our own facilities significantly improves our knowledge of the entire raw material sourcing and manufacturing process enabling us to more efficiently source finished goods from third parties that are of the highest quality and at the lowest cost available. In addition, our Puerto Rican facilities allow us to produce footwear for the U.S. military and other commercial business that requires production by a U.S. manufacturer. Sourcing products from offshore third party facilities generally enables us to lower our costs per unit while maintaining high product quality, as well as limits the capital investment required to establish and maintain company operated manufacturing facilities. We expect that a greater portion of our products will be sourced from third party facilities in the future as a result of our acquisition of

EJ Footwear, which sourced all of its products from third parties. Because quality is an important part of our value proposition to our retailers and consumers, we source products from manufacturers who have demonstrated the intent and ability to maintain the high quality that has become associated with our brands.

Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of our manufacturing facilities, including our third party factories. In addition, we utilize a team of procurement, quality control and logistics employees in our China office to visit factories to conduct quality control reviews of raw materials, work in process inventory and finished goods. We also utilize quality control personnel at our finished goods distribution facilities to conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from our finished goods inventory from each of our manufacturing facilities to ensure that all items meet our high quality standards.

Our products are distributed in the U.S. and Canada from our finished goods distribution facilities located near Logan, Ohio and Waterloo, Ontario, respectively. With the acquisition of EJ Footwear, our products are also distributed in the U.S. from a third party distribution facility in Tunkhannock, Pennsylvania. Certain of our retailers receive shipments directly from our manufacturing sources, including all of our U.S. military sales, which are shipped directly from our manufacturing facilities in Puerto Rico.

Suppliers

We purchase raw materials from sources worldwide. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather to protect wholesale selling prices for an extended period of time. The principal raw materials used in the production of our products, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. We believe these materials will continue to be available from our current suppliers. However, in the event these materials are not available from our current suppliers, we believe these products, or similar products, would be available from alternative sources.

Seasonality and Weather

Historically, we experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. In addition, mild or dry weather conditions historically have had a material adverse effect on sales of our outdoor products, particularly if they occurred in broad geographical areas during late fall or early winter. Since our acquisition of EJ Footwear, we have experienced and we expect that we will continue to experience less seasonality and that our business will be subject to reduced weather risk because we now derive a higher proportion of our sales from work-related footwear products. Generally, work, duty and western footwear is sold year round and is not subject to the same level of seasonality or variation in weather as our outdoor product lines. However, because of seasonal fluctuations and variations in weather conditions from year to year, there is no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.

Backlog

At December 31, 2006, our backlog was $10.3 million compared to $6.6 million at December 31, 2005. Because a substantial portion of our orders are placed by our retailers in January through April for delivery in July through October, our backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on our backlog and, therefore, our backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by retailers prior to shipment without penalty.

Patents, Trademarks and Trade Names

We own numerous design and utility patents for footwear, footwear components (such as insoles and outsoles) and outdoor apparel in the U.S. and in foreign countries including Canada, Mexico, China and Taiwan. We own U.S. and certain foreign registrations for the trademarks used in our business, including our marks Rocky, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh. In addition, we license trademarks, including Dickies, Gore-Tex, Michelin and Zumfoot, in order to market our products. We have an exclusive license through December 31, 2007 to use the Dickies brand for footwear in our target markets. Our license with Dickies may be terminated by Dickies prior to December 31, 2007 if we do not achieve certain minimum net shipments in a particular year. While we have an active program to protect our intellectual property by filing for patents and trademarks, we do not believe that our overall business is materially dependent on any individual patent or trademark. We are not aware of any infringement of our intellectual property rights or that we are infringing any intellectual property rights owned by third parties. Moreover, we are not aware of any material conflicts concerning our trademarks or our use of trademarks owned by others.

Competition

We operate in a very competitive environment. Product function, design, comfort, quality, technological and material improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for our products. We believe that the strength of our brands, the quality of our products and our long-term relationships with a broad range of retailers allows us to compete effectively in the footwear and apparel markets that we serve. However, we compete with footwear and apparel companies that have greater financial, marketing, distribution and manufacturing resources than we do. In addition, many of these competitors have strong brand name recognition in the markets they serve.

The footwear and apparel industry is also subject to rapid changes in consumer preferences. Some of our product lines are susceptible to changes in both technical innovation and fashion trends. Therefore, the success of these products and styles are more dependent on our ability to anticipate and respond to changing product, material and design innovations as well as fashion trends and consumer demands in a timely manner. Our inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on our business, financial condition and results of operations.

Employees

At December 31, 2006, we had approximately 1,325 employees. Approximately 800 of our employees work in our manufacturing facilities in the Dominican Republic and Puerto Rico. None of our employees is represented by a union. We believe our relations with our employees are good.

Available Information

We make available free of charge on our corporate website, *www.rockyboots.com*, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. *RISK FACTORS.*

Business Risks

Expanding our brands into new footwear and apparel markets may be difficult and expensive, and if we are unable to successfully continue such expansion, our brands may be adversely affected, and we may not achieve our planned sales growth.

Our growth strategy is founded substantially on the expansion of our brands into new footwear and apparel markets. New products that we introduce may not be successful with consumers or one or more of our brands may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan to grow or our sales may decline, and our brand image and operating performance may suffer.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative, or SG&A, expenses, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our SG&A expenses could adversely impact our results of operations and cash flows.

We may also encounter difficulties in producing new products that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new products. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.

A majority of our products are produced outside the U.S. where we are subject to the risks of international commerce.

A majority of our products are produced in the Dominican Republic and China. Therefore, our business is subject to the following risks of doing business offshore:

- the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions;
- foreign governmental regulation and taxation;
- fluctuations in foreign exchange rates;
- changes in economic conditions;
- transportation conditions and costs in the Pacific and Caribbean;
- changes in the political stability of these countries; and
- changes in relationships between the United States and these countries.

If any of these factors were to render the conduct of business in these countries undesirable or impracticable, we would have to manufacture or source our products elsewhere. There can be no assurance that additional sources or products would be available to us or, if available, that these sources could be relied on to provide product at terms favorable to us. The occurrence of any of these developments would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on our ability to anticipate consumer trends.

Demand for our products may be adversely affected by changing consumer trends. Our future success will depend upon our ability to anticipate and respond to changing consumer preferences and technical design or material developments in a timely manner. The failure to adequately anticipate or respond to these changes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Loss of services of our key personnel could adversely affect our business.

The development of our business has been, and will continue to be, highly dependent upon Mike Brooks, Chairman and Chief Executive Officer, David Sharp, President and Chief Operating Officer, and James McDonald, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Brooks has an at-will employment agreement with us. The employment agreement provides that in the event of termination of employment, he will receive a severance benefit and may not compete with us for a period of one year. None of our other executive officers and key employees have an employment agreement with our company. The loss of the services of any of these officers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on a limited number of suppliers for key production materials, and any disruption in the supply of such materials could interrupt product manufacturing and increase product costs.

We purchase raw materials from a number of domestic and foreign sources. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of our footwear, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. Availability or change in the prices of our raw materials could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently have a licensing agreement for the use of Gore-Tex waterproof breathable fabric, and any termination of this licensing agreement could impact our sales of waterproof products.

We are currently one of the largest customers of Gore-Tex waterproof breathable fabric for use in footwear. Our licensing agreement with W.L. Gore & Associates, Inc. may be terminated by either party upon advance written notice to the other party by October 1 for termination effective December 31 of that same year. Although other waterproofing techniques and materials are available, we place a high value on our Gore-Tex waterproof breathable fabric license because Gore-Tex has high brand name recognition with our customers. The loss of our license to use Gore-Tex waterproof breathable fabric could have a material adverse effect on our competitive position, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently have a licensing agreement for the use of the Dickies trademark, and any termination of this licensing agreement could impact our sales and growth strategy.

We have an exclusive license through December 31, 2007 to use the Dickies brand on all footwear products, except nursing shoes. The Dickies brand is well recognized by consumers and we plan to introduce value priced Dickies footwear targeting additional markets, including outdoor, duty and western. Our license with Dickies may be terminated by Dickies prior to December 31, 2007 if we do not achieve certain minimum net shipments in a particular year. Furthermore, it is not certain whether we will be able to renew our license to use the Dickies brand after the expiration or termination of the current license. The loss of our license to use the Dickies brand could have a material adverse effect on our competitive position and growth strategy, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our outdoor products are seasonal.

We have historically experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. There is no assurance that we will have either sufficient inventory to satisfy demand in any particular quarter or have sufficient demand to sell substantially all of our inventory without significant markdowns.

Our outdoor products are sensitive to weather conditions.

Historically, our outdoor products have been used primarily in cold or wet weather. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of our products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period.

Our business could suffer if our third party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.

We require our third party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third party manufacturers or their respective labor practices. If one of our third party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer's actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

Our future tax rates may not be as favorable as our historical tax rates.

In past years, our effective tax rate typically has been substantially below the United States federal statutory rates. We have paid minimal income taxes on income earned by our subsidiary in Puerto Rico due to tax credits afforded us under Section 936 of the Internal Revenue Code and local tax abatements. However, Section 936 of the Internal Revenue Code has been repealed so that future tax credits available to us were capped in 2005 and terminated in 2006. In addition, our local tax abatements in Puerto Rico are scheduled to expire in 2009. In 2004, we elected to repatriate $3.0 million of earnings and accrued $157,000 of related taxes under the American Jobs Creation Act of 2004. During 2005, the $3.0 million of previously undistributed earnings was repatriated. As a result of the above, our effective tax rate for 2006 increased to 36.6% compared to 32.5% for 2005, as a higher percentage of profits are taxed at U.S. tax rates. At December 31, 2006, approximately $10.1 million of undistributed earnings remain that would become taxable upon repatriation to the United States. No income taxes are provided for the remaining undistributed earnings.

Our future tax rate will vary depending on many factors, including the level of relative earnings and tax rates in each jurisdiction in which we operate and the repatriation of any foreign income to the United States. We cannot anticipate future changes in such laws. Increases in effective tax rates or changes in tax laws may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The growth of our business will be dependent upon the availability of adequate capital.

The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all. Our revolving credit facility contains provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion. Security interests in substantially all of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under our revolving credit facility. Moreover, the actual availability of funds under our revolving credit facility is limited to specified percentages of our eligible inventory and accounts receivable. Accordingly, opportunities for increasing our cash on hand through sales of inventory would be partially offset by reduced availability under our revolving credit facility. As a result, we cannot assure you that we will be able to finance our current expansion plans.

We must comply with the restrictive covenants contained in our revolving credit facility.

Our credit facility and term loan agreement require us to comply with certain financial restrictive covenants that impose restrictions on our operations, including our ability to incur additional indebtedness, make investments of other restricted payments, sell or otherwise dispose of assets and engage in other activities. Any failure by us to comply with the restrictive covenants could result in an event of default under those borrowing arrangements, in which case the lenders could elect to declare all amounts outstanding thereunder to be due and payable, which could have a material adverse effect on our financial condition. As of December 31, 2006, we were in compliance with certain financial restrictive covenants; however the margin of compliance was minimal. These covenants become more restrictive during 2007 and, after December 2007, revert to more restrictive covenants contained in our original agreements entered into after the acquisition of EJ Footwear. We must improve our operating results and cash flows, or take other action, to meet the covenants in the future.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

The footwear and apparel industries are intensely competitive, and we expect competition to increase in the future. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do, as well as greater brand awareness in the footwear market. Our ability to succeed depends on our ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect our business, financial condition, results of operations and cash flows.

We currently manufacture a portion of our products and we may not be able to do so in the future at costs that are competitive with those of competitors who source their goods.

We currently plan to retain our internal manufacturing capability in order to continue benefiting from expertise we have gained with respect to footwear manufacturing methods conducted at our manufacturing facilities. We continue to evaluate our manufacturing facilities and third party manufacturing alternatives in order to determine the appropriate size and scope of our manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by us can remain competitive with products sourced from third parties.

We rely on distribution centers in Logan, Ohio and Tunkhannock, Pennsylvania, and if there is a natural disaster or other serious disruption at any of these facilities, we may be unable to deliver merchandise effectively to our retailers.

We rely on distribution centers in Logan, Ohio and Tunkhannock, Pennsylvania. Any natural disaster or other serious disruption at any of these facilities due to fire, tornado, flood, terrorist attack or any other cause could damage a portion of our inventory or impair our ability to use our distribution center as a docking location for merchandise. Either of these occurrences could impair our ability to adequately supply our retailers and harm our operating results.

We are subject to certain environmental and other regulations.

Some of our operations use substances regulated under various federal, state, local and international environmental and pollution laws, including those relating to the storage, use, discharge, disposal and labeling of, and human exposure to, hazardous and toxic materials. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes or incur other significant expenses. In addition, we could incur costs, fines and civil or criminal sanctions, third party property damage or personal injury claims or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under any environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. There can be no assurance that violations of environmental laws or regulations have not occurred in the past and will not occur in the future as a result of our inability to obtain permits, human error, equipment failure or other causes, and any such violations could harm our business, financial condition, results of operations and cash flows.

If our efforts to establish and protect our trademarks, patents and other intellectual property are unsuccessful, the value of our brands could suffer.

We regard certain of our footwear designs as proprietary and rely on patents to protect those designs. We believe that the ownership of patents is a significant factor in our business. Existing intellectual property laws afford only limited protection of our proprietary rights, and it may be possible for unauthorized third parties to copy certain of our footwear designs or to reverse engineer or otherwise obtain and use information that we regard as proprietary.

If our patents are found to be invalid, however, to the extent they have served, or would in the future serve, as a barrier to entry to our competitors, such invalidity could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We own U.S. registrations for a number of our trademarks, trade names and designs, including such marks as Rocky, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. We also use and have common law rights in certain trademarks. Over time, we have increased distribution of our goods in several foreign countries. Accordingly, we have applied for trademark registrations in a number of these countries. We intend to enforce our trademarks and trade names against unauthorized use by third parties.

Our success depends on our ability to forecast sales.

Our investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which we do business are highly competitive, and our business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic and other factors. One of our principal challenges is to improve our ability to predict these factors, in order to enable us to better match production with demand. In addition, our growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance our systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Industry

Because the footwear market is sensitive to decreased consumer spending and slow economic cycles, if general economic conditions deteriorate, many of our customers may significantly reduce their purchases from us or may not be able to pay for our products in a timely manner.

The footwear industry has been subject to cyclical variation and decline in performance when consumer spending decreases or softness appears in the retail market. Many factors affect the level of consumer spending in the footwear industry, including:

- general business conditions;
- interest rates;
- the availability of consumer credit;
- weather;
- increases in prices of nondiscretionary goods;
- taxation; and
- consumer confidence in future economic conditions.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in regional economies where we sell products also reduces sales.

The continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers may result in decreased margins.

A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to these mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of our small retailing customers have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None.

ITEM 2. *PROPERTIES.*

We own, subject to a mortgage, our 25,000 square foot executive offices that are located in Nelsonville, Ohio which are utilized by all segments. Our 192,000 square foot finished goods distribution facility near Logan, Ohio is utilized by the Wholesale segment. We own outright our 41,000 square foot outlet store and a 5,500 square foot executive office building located in Nelsonville, Ohio, a portion of which is utilized by our Retail segment. We lease two manufacturing facilities in Puerto Rico consisting of 44,978 square feet and 39,581 square feet which are utilized by the Wholesale and Military segments. These leases expire in 2009. In the Dominican Republic, we lease an 82,000 square foot manufacturing facility under a lease expiring in 2009 and lease an additional stand-alone 37,000 square foot building, which is on a month to month basis and is utilized by our Wholesale segment. In Waterloo, Ontario, we lease a 30,300 square foot distribution facility under a lease expiring in 2012 which is utilized by our Wholesale segment.

ITEM 3. *LEGAL PROCEEDINGS.*

We are, from time to time, a party to litigation which arises in the normal course of our business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of these proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information

Our common stock trades on the NASDAQ National Market under the symbol "RCKY." The following table sets forth the range of high and low sales prices for our common stock for the periods indicated, as reported by the NASDAQ National Market:

Quarter Ended	High	Low
March 31, 2005	$36.44	$25.31
June 30, 2005	$33.79	$25.00
September 30, 2005	$32.25	$27.50
December 31, 2005	$30.62	$21.56
March 31, 2006	$26.50	$19.00
June 30, 2006	$26.70	$20.80
September 30, 2006	$22.65	$ 9.73
December 31, 2006	$17.49	$11.45

On March 9, 2007, the last reported sales price of our common stock on the NASDAQ National Market was $11.03 per share. As of March 9, 2007, there were 100 shareholders of record of our common stock.

We presently intend to retain our earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend upon our earnings and financial condition, our need for funds and other factors. Presently, our credit facility restricts the payment of dividends on our common stock. At December 31, 2006, we had no retained earnings available for distribution.

Performance Graph

The following performance graph compares our performance of the Company with the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index, which is a published industry index. The comparison of the cumulative total return to shareholders for each of the periods assumes that $100 was invested on December 31, 2001, in our common stock, and in the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Rocky Brands, Inc., The NASDAQ Composite Index
And The S & P Footwear Index


DOLLARS
600
500
400
300
200
100
0
Rocky Brands, Inc.
NASDAQ Composite
S & P Footwear
12/01
12/02
12/03
12/04
12/05
12/06

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	12/01	12/02	12/03	12/04	12/05	12/06
Rocky Brands, Inc.	100.00	90.81	388.04	516.46	422.18	279.38
NASDAQ Composite	100.00	68.85	101.86	112.16	115.32	127.52
S & P Footwear	100.00	82.99	126.87	166.84	167.82	197.02

ITEM 6. *SELECTED CONSOLIDATED FINANCIAL DATA.*

ROCKY BRANDS, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

	Five Year Financial Summary				
	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02
	(In thousands, except for per share data)				
Income Statement Data					
Net sales	$263,491	$296,023	$132,249	$106,165	$88,959
Gross margin (% of sales)	41.5%	37.6%	29.2%	30.9%	26.3%
Net income	$ 4,819	$ 13,014	$ 8,594	$ 6,039	$ 2,843
Per Share					
Net income					
Basic	$ 0.89	$ 2.48	$ 1.89	$ 1.44	$ 0.63
Diluted	$ 0.86	$ 2.33	$ 1.74	$ 1.32	$ 0.62
Weighted average number of common shares outstanding					
Basic	5,392	5,258	4,557	4,190	4,500
Diluted	5,578	5,585	4,954	4,561	4,590
Balance Sheet Data					
Inventories	$ 77,949	$ 75,387	$ 32,959	$ 38,068	$23,182
Total assets	$246,356	$236,134	$ 96,706	$ 86,175	$68,417
Working Capital	$135,569	$119,278	$ 55,612	$ 54,210	$41,751
Long-term debt, less current maturities	$103,203	$ 98,972	$ 10,045	$ 17,515	$10,488
Stockholders' equity	$104,128	$ 99,093	$ 71,371	$ 58,385	$52,393

The 2006 and 2005 financial data reflects the acquisition of the EJ Footwear group.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

This Management's Discussion and Analysis of Financial Condition and Result of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2006, and our capital resources and liquidity as of December 31, 2006 and 2005. Use of the terms "Rocky," the "Company," "we," "us" and "our" in this discussion refer to Rocky Brands, Inc. and its subsidiaries. Our fiscal year begins on January 1 and ends on December 31. We analyze the results of our operations for the last three years, including the trends in the overall business followed by a discussion of our cash flows and liquidity, our credit facility, and contractual commitments. We then provide a review of the critical accounting judgments and estimates that we have made that we believe are most important to an understanding of our MD&A and our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements which we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the notes thereto, all included elsewhere herein. The forward-looking statements in this section and other parts of this document involve risks and uncertainties including statements regarding our plans, objectives, goals, strategies, and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" below. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of the Company.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten-thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh Safety Shoes mobile and retail stores (including a fleet of 78 trucks, supported by 40 small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

2006 OVERVIEW

Highlights of our 2006 financial performance include the following:

- Net sales, led by decreases of approximately $26.6 million in sales to the U.S. military, decreased to $263.5 million from $296.0 million in 2005.
- Our gross profit decreased to $109.3 million from $111.2 million the prior year. Gross profit margin was 41.5% versus 37.6% in 2005, primarily due to the decrease in sales to the U.S. military, which carry lower gross margins than our wholesale and retail sales.
- Net income decreased to $4.8 million compared to $13.0 million the prior year. Diluted earnings per common share decreased to $.86 in 2006 versus $2.33 per diluted share in 2005.
- Capital expenditures were $5.6 million in 2006 and $6.1 million in 2005. 2006 expenditures included the renovation of an executive building to accommodate the consolidations of several operating departments to Nelsonville, Ohio, following the EJ Footwear Group acquisition.
- Debt (total debt minus cash, cash equivalents) was $106.8 million or 49.7% of total capitalization at December 31, 2006 compared to $103.8 million or 50.7% of total capitalization at year-end 2005. Total debt was $110.5 million or 51.5% of total capitalization at December 31, 2006 compared to $105.4 million or 51.5% of total capitalization at December 31, 2005. The increased debt was to fund working capital.

Net sales. Net sales and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Net sales are recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Cost of goods sold. Our cost of goods sold represents our costs to manufacture products in our own facilities, including raw materials costs and all overhead expenses related to production, as well as the cost to purchase finished products from our third party manufacturers. Cost of goods sold also includes the cost to transport these products to our distribution centers.

SG&A expenses. Our SG&A expenses consist primarily of selling, marketing, wages and related payroll and employee benefit costs, travel and insurance expenses, depreciation, amortization, professional fees, facility expenses, bank charges, and warehouse and outbound freight expenses.

PERCENTAGE OF NET SALES

The following table sets forth consolidated statements of operations data as percentages of total net sales:

	Years Ended December 31,		
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	58.5%	62.4%	70.8%
Gross margin	41.5%	37.6%	29.2%
SG&A expense	34.3%	28.1%	19.4%
Income from operations	7.2%	9.5%	9.8%

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales. Net sales decreased 11% to $263.5 million for 2006 compared to $296.0 million the prior year. Wholesale sales decreased $6.8 million to $203.2 million for 2006 compared to $209.9 million for 2005. The $8.9 million decreases in sales in our outdoor footwear and apparel categories, which were impacted by unseasonably warm weather in late 2005, were partially offset by increases in sales in our work, western and duty footwear categories. Retail sales increased $0.8 million to $59.2 million in 2006 compared to $58.4 million for 2005. Military segment sales, which occur from time to time, were $1.1 million for 2006 compared to $27.7 million in 2005. Average list prices for our footwear, apparel and accessories were similar in 2006 compared to 2005.

Gross margin. Gross margin decreased to $109.3 million or 41.5% of net sales for 2006 compared to $111.2 million or 37.6% of net sales for the prior year. The increase in basis points is primarily attributable to a reduction in lower margin military sales in 2006. Wholesale gross margin for 2006 was $79.0 million, or 38.9% of net sales, compared to $76.4 million, or 36.4% of net sales in 2005. The increase in basis points reflects an increase mix of sales of work and western products, which carry higher gross margins than outdoor products. Retail gross margin for 2006 was $30.2 million, or 51.0% of net sales, compared to $30.3 million, or 51.9% of net sales, in 2005. Military gross margin in 2006 was $0.1 million, or 9.5% of net sales, compared to $4.5 million, or 16.4% of net sales in 2005.

SG&A expenses. SG&A expenses were $90.4 million, or 34.3% of net sales in 2006 compared to $83.2 million, or 28.1% of net sales for 2005. The net change reflects an increase in payroll and healthcare costs of $3.0 million that includes a $0.4 million pension curtailment charge relating to freezing the non-union pension plan, $0.4 million for the adoption of the stock compensation accounting standard, trademark impairment charge of $0.8 million, higher advertising expenses of $0.6 million, higher trade show expenses of $0.6 million, and additional professional fees $0.4 million. This is offset by the $0.7 million gain on the sale of a company-owned property that was sold in March 2006.

Interest expense. Interest expense was $11.6 million in 2006, compared to $9.3 million for the prior year. The increase was primarily due to higher interest rates and borrowing level.

Income taxes. Income tax expense for 2006 was $2.8 million, compared to $6.3 million in 2005. Our effective tax rate was 36.6% for 2006, versus 32.5% for 2005. The increase in our effective tax rate in 2006 was due primarily to the cessation of income tax incentive programs for our Lifestyle Footwear, Inc. and Subpart F tax at our Five Star Enterprises Ltd. operations, offset by a lower effective state income tax rate.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales. Net sales increased 124% to $296.0 million for 2005 compared to $132.2 million the prior year. The current year results reflect our acquisition of EJ Footwear in January 2005, which contributed $163.4 million in 2005. Wholesale sales rose $100.3 million to $209.9 million for 2005 compared to $109.7 million for 2004. The increase reflects our acquisition of EJ Footwear, which contributed $109.1 million in sales during the year. The $8.8 million decrease in Rocky Outdoor Gear branded wholesale sales was primarily impacted by a second consecutive year of unseasonably warm and dry weather during the fall hunting season, partially offset by increases in sales of our work and western products. Retail sales increased $54.4 million to $58.4 million in 2005 compared to $4.0 million for 2004. The increase was due to our acquisition of EJ Footwear, specifically its Lehigh division, in 2005. Military segment sales, which occur from time to time, were $27.7 million for 2005 compared to $18.5 million in 2004. Average list prices for our footwear, apparel and accessories were similar in 2005 compared to 2004.

Gross margin. Gross margin increased to $111.2 million or 37.6% of net sales for 2005 compared to $38.6 million or 29.2% of net sales for the prior year. The increase in both dollars and basis points is primarily attributable to higher sales of EJ Footwear work and western products and a higher percentage of our net sales derived from our retail sales, which carry higher gross margins than our wholesale and military sales. Wholesale gross margin for 2005 was $76.4 million, or 36.4% of net sales, compared to $34.7 million, or 31.7% of net sales in 2004. The increase reflects sales in 2005 of EJ Footwear products, which carry higher gross margins than Rocky products due to a higher percentage of their sales in the work and western markets. Gross margins in the work and western markets are generally higher than the outdoor and duty markets. Retail gross margin for 2005 was $30.3 million, or 51.9% of net sales, compared to $1.1 million, or 27.7% of net sales, in 2004. The increase in gross margin reflects sales by Lehigh, which carry higher gross margins than our outlet store sales. Military gross margin in 2005 was $4.5 million, or 16.4% of net sales, compared to $2.8 million, or 15.0% of net sales in 2004.

SG&A expenses. SG&A expenses were $83.2 million, or 28.1% of net sales in 2005 compared to $25.6 million, or 19.4% of net sales for 2004. The increase was primarily a result of higher SG&A expenses associated with the EJ Footwear business, particularly higher expenses associated with our Lehigh retail operations.

Interest expense. Interest expense was $9.3 million in 2005, compared to $1.3 million for the prior year. The increase was primarily due to interest on borrowings to finance the EJ Footwear acquisition.

Income taxes. Income tax expense for 2005 was $6.3 million, compared to $3.5 million in 2004. Our effective tax rate was 32.5% for 2005, versus 28.8% for 2004. The increase in our effective tax rate in 2005 was due primarily to income from EJ Footwear, which is subject to the U.S. effective tax rate. A portion of our income is subject to lower taxes in foreign countries.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of liquidity have been our income from operations and borrowings under our credit facility and other indebtedness. In January 2005, we incurred additional indebtedness to fund our acquisition of EJ Footwear as described below.

Over the last several years our principal uses of cash have been for our acquisition of EJ Footwear as well as for working capital and capital expenditures to support our growth. Our working capital consists primarily of trade receivables and inventory, offset by accounts payable and accrued expenses. Our working capital fluctuates throughout the year as a result of our seasonal business cycle and business expansion and is generally lowest in the months of January through March of each year and highest during the months of May through October of each year. We typically utilize our revolving credit facility to fund our seasonal working capital requirements. As a result, balances on our revolving credit facility will fluctuate significantly throughout the year. Our working capital increased to $135.6 million at December 31, 2006, compared to $119.3 million at the end of the prior year.

Our capital expenditures relate primarily to projects relating to our corporate offices, property, merchandising fixtures, molds and equipment associated with our manufacturing operations and for information technology. Capital expenditures were $5.6 million for 2006 and $6.1 million in 2005. Capital expenditures for 2007 are anticipated to be approximately $6.0 million.

In conjunction with the completion of our 2005 acquisition of EJ Footwear, we entered into agreements with GMAC Commercial Finance LLC ("GMAC"); and American Capital Financial Services, Inc., as agent, and American Capital Strategies, Ltd., as lender (collectively, "ACAS") for credit facilities totaling $148 million. The credit facilities were used to fund the acquisition of EJ Footwear. Under the terms of the agreements, the interest rates and repayment terms were: (1) a five-year $100 million revolving credit facility with an interest rate of LIBOR plus 2.5% or prime plus 1.0%; (2) an $18 million term loan with an interest rate of LIBOR plus 3.25% or prime plus 1.75%, payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 through 2011. The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory.

In June 2006, we amended our debt agreement with GMAC to include a new three-year, $15 million term loan with an interest rate of (1) LIBOR plus 3.25% or (2) prime plus 1.75%, payable over three years beginning in September 2006. The proceeds from the new term loan were used to pay down the $30 million ACAS term loan. In conjunction with this repayment, we amended the terms of the ACAS term loan, including lowering the interest rate to LIBOR plus 6.5%, adjusting the repayment schedule to reflect the lower loan balance payable in equal installments from August 2009 to January 2011, and modifying certain restrictive loan covenants.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2006, we had $74.7 million in borrowings under this facility and total capacity of $88.5 million. Our credit facilities contain certain restrictive covenants, which among other things, require us to maintain certain minimum EBITDA and certain leverage and fixed charge coverage ratios. At December 31, 2006, we had no retained earnings available for dividends. In November 2006, we amended the terms of the restrictive covenants through December 2007 pertaining to minimum EBITDA, senior and total leverage, and fixed charges. This amendment increased the interest rate on borrowings under the ACAS agreement to LIBOR plus 8.5%.

As of December 31, 2006, we were in compliance with these restrictive covenants; however, the margin of compliance was minimal. These covenants become more restrictive during 2007 and, after December 2007, revert to more restrictive covenants contained in the original agreements. We must improve our operating results and cash flows, or take other action, to meet the covenants in the future. Any failure by us to comply with the restrictive covenants could result in an event of default under the borrowing agreements, in which case the lenders could elect to declare all amounts outstanding hereunder to be due and payable, which could have a material adverse effect on our financial condition.

We believe that our existing credit facilities coupled with cash generated from operations will provide sufficient liquidity to fund our operations for at least the next twelve months. Our continued liquidity, however, is contingent upon future operating performance, cash flows and our ability to meet financial covenants under our credit facilities.

Cash Flows

Cash Flow Summary	2006	2005	2004
		($ in millions)	
Cash provided by (used in):			
Operating activities	$ 0.7	$ 8.4	$ 7.6
Investing activities	(3.9)	(99.4)	(5.5)
Financing activities	5.3	87.5	0.8
Net change in cash and cash equivalents	$ 2.1	$ (3.5)	$ 2.9

Operating Activities. Net cash provided by operating activities totaled $0.7 million for Fiscal 2006, compared to $8.4 million for Fiscal 2005, and $7.6 million for Fiscal 2004. Principal uses of net cash compared to the prior year included a $2.2 million increase in accounts receivable-trade related to wholesale sales growth in the fourth quarter, a $2.6 million increase in inventories to support anticipated sales growth in the first quarter of 2007, a $2.3 million increase in income tax receivable and a $2.9 million decrease in accounts payable during 2006. The principal uses of net cash in 2005 included a $6.6 million increase in accounts receivable-trade and $7.8 million increase in inventories during 2005, which was partially offset by a $1.1 million reduction in other assets and a $2.8 million increase in accounts payable. The principal uses of net cash in 2004 included a $7.9 million increase in accounts receivable that was partially offset by a $5.1 million reduction in inventories.

Investing Activities. Net cash used in investing activities was $3.9 million in Fiscal 2006 compared to $99.4 million in Fiscal 2005 and $5.5 million in 2004. The principal use of cash in 2006 was capital expenditures relating to our corporate offices, property, merchandising fixtures, molds and equipment associated with our manufacturing operations and for information technology. The principal uses of cash in 2005 were for the acquisition of the EJ Footwear Group ($93.1 million) and the purchase of fixed assets ($6.1 million). The principal use of cash in 2004 was for the purchase of fixed assets.

Financing Activities. Cash provided by financing activities during 2006 was $5.3 million compared to $87.5 million in 2005 and $0.8 million in 2004. Proceeds and repayments of the revolving credit facility reflects daily cash disbursement and deposit activity. The Company's financing activities during 2006 included cash proceeds from the issuance of debt of $30.1 million and proceeds from the exercise of stock options and related tax benefits of $0.8 million, offset by debt repayments of $25.0 million and debt financing costs of $0.6 million. The Company's financing activity during 2005 included cash proceeds from the issuance of debt of $96.0 million principally to finance the EJ Footwear acquisition and proceeds from the exercise of stock options of $1.1 million, offset by debt repayments of $7.2 million and debt financing costs of $2.4 million. The Company's financing activity during 2004 included proceeds from the exercise of stock options of $2.2 million, which was offset by a reduction in borrowings by $1.5 million.

Borrowings and External Sources of Funds

Our borrowings and external sources of funds were as follows at December 31, 2006 and 2005:

	December 31	
	2006	2005
	($ in millions)	
Revolving credit facility	$ 74.7	$ 59.6
Term loans	32.5	41.3
Real estate and other obligations	3.3	4.5
Total debt	110.5	105.4
Lesss current maturities	7.3	6.4
Net long-term debt	$103.2	$ 99.0

Our real estate obligations were $3.3 million at December 31, 2006. The mortgage financing, completed in 2000, includes two of our facilities, with monthly payments of approximately $0.1 million through 2014.

We lease certain machinery, trucks, shoe centers, and manufacturing facilities under operating leases that generally provide for renewal options. Future minimum lease payments under non-cancelable operating leases are $2.1 million, $1.4 million, $0.8 million and $0.5 million for years 2007 through 2010, respectively, and $0.3 million for 2011, or approximately $5.0 million in total.

We continually evaluate our external credit arrangements in light of our growth strategy and new opportunities. We plan on exploring options to refinance our revolving credit line and term debt at more favorable interest rates in 2007.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations at December 31, 2006 resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).

Contractual Obligations at December 31, 2006:

	Payments Due by Year				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
			$ millions		
Long-term debt	$110.5	$ 7.3	$15.3	$86.4	$1.5
Minimum operating lease commitments	5.0	2.1	2.2	0.7	—
Expected cash requirements for interest(1)	28.9	9.9	17.6	1.2	0.2
Total contractual obligations	$144.4	$19.3	$35.1	$88.3	$1.7

(1) Assumes the following interest rates which are consistent with rates as of December 31, 2006: (1) 8.3% on the $100 million revolving credit facility; (2) 9.0% on the $18 million three-year term loan; (3) 9.0% on the $15 million three-year term loan; (4) 14.3% on the $15 million six-year term loan; and 8.275% on the $3.3 million mortgage loans.

From time to time, we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2006, no such losses existed.

Our ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance. Such costs have not been, and are not anticipated to become, material.

We are contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "Variable Interest Entities." Additionally, we do not have any related party transactions that materially affect the results of operations, cash flow or financial condition.

Inflation

Our financial performance is influenced by factors such as higher raw material costs as well as higher salaries and employee benefits. Management attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements, and cost reductions. We were able to mitigate the effects of inflation during 2006 due to these factors. It is anticipated that inflationary pressures during 2007 will be offset through increases in sales and profitability, due to improved operating leverage in our business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. A summary of our significant accounting policies is included in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our management regularly reviews our accounting policies to make certain they are current and also provide readers of the consolidated financial statements with useful and reliable information about our operating results and financial condition. These include, but are not limited to, matters related to accounts receivable, inventories, intangibles, pension benefits and income taxes. Implementation of these accounting policies includes estimates and judgments by management based on historical experience and other factors believed to be reasonable. This may include judgments about the carrying value of assets and liabilities based on considerations that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our management believes the following critical accounting policies are most important to the portrayal of our financial condition and results of operations and require more significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition

Revenue principally consists of sales to customers, and, to a lesser extent, license fees. Revenue is recognized when the risk and title passes to the customer, while license fees are recognized when earned. Customer sales are recorded net of allowances for estimated returns, trade promotions and other discounts, which are recognized as a deduction from sales at the time of sale.

Accounts receivable allowances

Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Sales returns and allowances

We record a reduction to gross sales based on estimated customer returns and allowances. These reductions are influenced by historical experience, based on customer returns and allowances. The actual amount of sales returns and allowances realized may differ from our estimates. If we determine that sales returns or allowances should be either increased or decreased, then the adjustment would be made to net sales in the period in which such a determination is made. Sales returns and allowances for sales returns were approximately 4.7% and 3.5% of sales for 2006 and 2005, respectively.

Inventories

Management identifies slow moving or obsolete inventories and estimates appropriate loss provisions related to these inventories. Historically, these loss provisions have not been significant as the vast majority of our inventories are considered saleable and we have been able to liquidate slow moving or obsolete inventories at amounts above cost through our factory outlet stores or through various discounts to customers. Should management encounter difficulties liquidating slow moving or obsolete inventories, additional provisions may be necessary. Management regularly reviews the adequacy of our inventory reserves and makes adjustments to them as required.

Management is currently pursuing reimbursement from the U.S. military for costs associated with raw material purchases of $1.6 million. These raw material purchases were made exclusively for production under a subcontract for the U.S. military. Subsequent to the purchase of raw materials, the subcontract was cancelled for convenience by the U.S. military. Management expects this matter to be resolved in 2007. No matters have occurred to indicate the reimbursement will not be made in full.

Intangible assets

Intangible assets, including goodwill, trademarks and patents are reviewed for impairment annually, and more frequently, if necessary. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and our eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows. Other assumptions include discount rates, royalty rates, cost of capital, and market multiples. Based upon our review, none of our intangibles were impaired as of December 31, 2006 with the exception of the Gates trademark.

Pension benefits

Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. These assumptions are reviewed annually. See Note 10, "Retirement Plans," to the consolidated financial statements for information on our plan and the assumptions used.

Pension expenses are determined by actuaries using assumptions concerning the discount rate, expected return on plan assets and rate of compensation increase. An actuarial analysis of benefit obligations and plan assets is determined as of September 30 each year. The funded status of our plan and reconciliation of accrued pension cost is determined annually as of December 31. Actual results would be different using other assumptions. On December 31, 2005 we froze the noncontributory defined benefit pension plan for all non-U.S. territorial employees. As a result of freezing the plan, we recognized a charge of approximately $0.4 million in the first quarter of 2006 for previously unrecognized service costs. Future adverse changes in market conditions or poor operating results of underlying plan assets could result in losses or an additional accrual.

Income taxes

Management has recorded a valuation allowance to reduce its deferred tax assets for a portion of state and local income tax net operating losses that it believes may not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, however, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. At December 31, 2006, approximately $10.1 million of undistributed earnings remains that would become taxable upon repatriation to the United States.

RECENTLY ISSUED FINANCIAL ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board ("FASB") issued a FASB Staff Position ("FSP"), "Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP FAS 123(R)-4"). FSP FAS 123(R)-4 amends SFAS No. 123(R) and addresses the classification of stock options and similar instruments issued as employee compensation. Instruments having contingent cash settlement features are properly classified as equity if the cash settlement feature can be exercised only upon the occurrence of a contingent event that is outside the employee's control, and it is not probable that the event will occur. If the contingent event becomes probable, the instrument shall be accounted for as a liability. FSP FAS 123(R)-4 was adopted by us in the first quarter of 2006. The adoption of FSP FAS 123(R)-4 did not have a material impact on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". An uncertain tax position will be recognized if it is determined that it is more likely than not to be sustained upon examination. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The cumulative effect of applying the provisions of this Interpretation is to be reported as a separate adjustment to the opening balance of retained earnings in the year of adoption. This statement is effective for fiscal years beginning after December 15, 2006. We have not determined the effects of adopting FIN 48.

In June 2006, the FASB ratified the Emerging Issues Task Force ("EITF") position EITF 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is Gross versus Net Presentation)" ("EITF 06-3"), that addresses disclosure requirements for taxes assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value-added, and some excise taxes. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes, and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted. We currently report sales net of sales tax. We do not anticipate the adoption of EITF 06-3 will have a material impact on our financial statements.

In September 2006, the FASB issued a Statement of Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

Also in September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefits Pension and Other Postretirement Plans, an Amendment of FASB Statements 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158, requires an employer to recognize in its statement of financial position the funded status of its defined benefit plans and to recognize as a component of other comprehensive income, net of tax, any unrecognized transition obligations and assets, the actuarial gains and losses and prior service costs and credits that arise during the period. The recognition provisions of Statement No. 158 are to be applied prospectively and are effective for fiscal years ending after December 15, 2006. In addition, Statement No. 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. However, the new measurement date requirement will not be effective until fiscal years ended after December 15, 2008. We utilize a measurement date of September 30th and will be required to change to December 31st. The adoption of Statement No. 158 as of December 31, 2006 resulted in a write-down of our pension asset by $1.6 million, increased accumulated other comprehensive loss by $1.0 million, and decreased deferred income tax liabilities by $0.6 million.

In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements" ("SAB 108"). SAB 108 addresses diversity in practice when quantifying the effect of an error on financial statements. It provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. Our adoption of SAB 108, effective December 31, 2006, did not have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for annual periods in fiscal years beginning after November 15, 2007. If the fair value option is elected, the effect of the first remeasurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. In the event we elect the fair value option promulgated by this standard, the valuations of certain assets and liabilities may be impacted. The statement is applied prospectively upon adoption.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Conditions and Results of Operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief, expectations, such as statements concerning our future profitability and our operating and growth strategy. Words such as "believe," "anticipate," "expect," "will," "may," "should," "intend," "plan," "estimate," "predict," "potential," "continue," "likely" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitations, dependence on sales forecasts, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, changing retail trends, economic changes, as well as other factors set forth under the caption "Item 1A, Risk Factors" in this Annual Report on Form 10-K and other factors detailed from time to time in our filings with the Securities and Exchange Commission. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

We assume no obligation to update any forward-looking statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Our primary market risk results from fluctuations in interest rates. We are also exposed to changes in the price of commodities used in its manufacturing operations. However, commodity price risk related to the Company's current commodities is not material as price changes in commodities can generally be passed along to the customer. We do not hold any material market risk sensitive instruments for trading purposes.

The following two items are market rate sensitive for interest rates for the Company: (1) long-term debt consisting of a credit facility (as described below) with a balance at December 31, 2006 of $74.7 million, and (2) term loans (as described below) with balances at December 31, 2006 totaling $32.5 million.

On January 6, 2005, we entered into credit facilities with GMAC and ACAS totaling $148 million to fund the acquisition of EJ Footwear Group. The agreements included a $100 million revolving credit facility and term loans totaling $48 million with maturities between 2009 and 2012. Under the terms of the agreement, the interest rates and repayment terms were: (1) a five year $100 million revolving credit facility with an interest rate of LIBOR plus 2.5% or prime plus 1.0%; (2) a $18 million term loan with an interest rate of LIBOR plus 3.25% or prime plus 1.75% and payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with an interest rate of LIBOR plus 8.0% payable in equal installments from 2008 through 2011. In June 2006, we amended our debt agreement with GMAC to include a new three-year, $15 million term loan with an interest rate of LIBOR plus 3.25% or prime plus 1.75%, payable over three years beginning in September 2006. The proceeds from the new term loan were used to pay down a portion of the $30 million ACAS term loan. In conjunction with this repayment, we amended the terms of the ACAS term loan, including lowering the interest rate to LIBOR plus 6.5%, adjusting the repayment schedule to reflect the lower loan balance payable in equal installments from August 2009 to January 2011. In November 2006, we entered into an amendment our term loan agreement with ACAS that increased the interest rate to LIBOR plus 8.5%.

We do not have any interest rate management agreements as of December 31, 2006.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

Our consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2006, 2005, and 2004, together with the report of the independent registered public accounting firm thereon appear on pages F-1 through F-28 hereof and are incorporated herein by reference.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

ITEM 9A. *CONTROLS AND PROCEDURES.*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control over Financial Reporting

As part of our evaluation of the effectiveness of internal controls over financial reporting described below, we made certain improvements to our internal controls. However, there were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in this Item 9.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rocky Brands, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Rocky Brands, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 14, 2007 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph that as discussed in Note 12 to the consolidated financial statements, effective January 1, 2006, the Company changed the manner in which it accounts for share-based compensation; in addition, as discussed in Note 10, the Company changed the manner in which it records the funded status of its defined benefit pension effective December 31, 2006.

Deloitte & Touche LLP

Columbus, Ohio
March 14, 2007

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required by this item is included in the Company's Proxy Statement for the 2007 Annual Meeting of Shareholders (the "Proxy Statement") to be held on May 15, 2007, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and all employees. The Code of Business Conduct and Ethics is posted on our website at www.rockyboots.com. The Code of Business Conduct and Ethics may be obtained free of charge by writing to Rocky Brands, Inc., Attn: Chief Financial Officer, 39 East Canal Street, Nelsonville, Ohio 45764.

ITEM 11. *EXECUTIVE COMPENSATION.*

The information required by this item is included in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.*

The information required by this item is included in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.*

The information required by this item is included in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

The information required by this item is included in the Company's Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

(1) The following Financial Statements are included in this Annual Report on Form 10-K on the pages indicated below:

(2) The following financial statement schedule for the years ended December 31, 2006, 2005, and 2004 is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in the Annual Report.

Schedule II — Consolidated Valuation and Qualifying Accounts. Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(3) Exhibits:

Exhibit Number	Description
3.1*	Second Amended and Restated Articles of Incorporation of the Company.
3.2*	Amendment to Company's Second Amended and Restated Articles of Incorporation of the Company.
3.3	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, registration number 33-56118 (the "Registration Statement").
4.1	Form of Stock Certificate for the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth of the Company's Amended and Restated Articles of Incorporation (see Exhibit 3.1).
4.3	Articles I and II of the Company's Code of Regulations (see Exhibit 3.3).
10.1	Form of Employment Agreement, dated July 1, 1995, for executive officers (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (the "1995 Form 10-K")).
10.2	Information concerning Employment Agreements substantially similar to Exhibit 10.1 (incorporated by reference to Exhibit 10.2 to the 1995 Form 10-K).
10.3	Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration Statement).
10.4	Information concerning Deferred Compensation Agreements substantially similar to Exhibit 10.3 (incorporated by reference to Exhibit 10.4 to the Registration Statement).
10.5	Form of Company's amended 1992 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the 1995 Form 10-K).
10.6	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement).

Exhibit Number	Description
10.7	Indemnification Agreement, dated December 21, 1992, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.8	Information concerning Indemnification Agreements substantially similar to Exhibit 10.7.
10.9	Amended and Restated Lease Agreement, dated March 1, 2002, between Rocky Shoes & Boots Co. and William Brooks Real Estate Company regarding Nelsonville factory (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.10	Company's Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-8, registration number 333-67357).
10.11	Form of Stock Option Agreement under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the 1995 Form 10-K).
10.12	Form of Employment Agreement, dated September 7, 1995, for executive officers (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.13	Information covering Employment Agreements substantially similar to Exhibit 10.23 (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.14	Lease Contract dated December 16, 1999, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development Company (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.15	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,050,000 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 30, 2000 Form 10-Q")).
10.16	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,500,000 (incorporated by reference to Exhibit 10.2 to the June 30, 2000 Form 10-Q).
10.17	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $3,750,000 (incorporated by reference to Exhibit 10.3 to the June 30, 2000 Form 10-Q).
10.18	Company's Second Amended and Restated 1995 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders held on May 15, 2002, filed on April 15, 2002).
10.19	Company's 2004 Stock Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders, held on May 11, 2004, filed on April 6, 2004).
10.20	Renewal of Lease Contract, dated June 24, 2004, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.21	Second Amendment to Lease Agreement, dated as of July 26, 2004, between Rocky Shoes & Boots, Inc. and the William Brooks Real Estate Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.22	Form of Option Award Agreement under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).
10.23	Form of Restricted Stock Award Agreement relating to the Retainer Shares issued under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).
10.24	Loan and Security Agreement, dated as of January 6, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, and GMAC Commercial Finance LLC, as Agent and as Lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 6, 2005, filed with the Securities and Exchange Commission on January 12, 2005).

Exhibit Number	Description
10.25	Note Purchase Agreement, dated as of January 6, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Georgia Boot Properties LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, and Lehigh Safety Shoe Properties LLC, as Loan Parties, American Capital Financial Services, Inc., as Agent, and American Capital Strategies, Ltd., as Purchaser (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 6, 2005, filed with the Securities and Exchange Commission on January 12, 2005).
10.26	Amendment No. 1 to Loan and Security Agreement and Consent, dated as of January 19, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders, Bank of America, N.A., as syndication agent and Royal Bank of Scotland PLC, as documentation agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 19, 2005, filed with the Securities and Exchange Commission on January 21, 2005).
10.27	Executive Employment Agreement, dated as of December 1, 2004, between Georgia Boot LLC and Thomas R. Morrison (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
10.28	Amendment No. 2 to Loan and Security Agreement and Consent, dated as of September 12, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders, and Bank of America, N.A., as syndication agent (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
10.29	Amendment No. 3 to Loan and Security Agreement, dated as of June 28, 2006 , by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 28, 2006, filed with the Securities and Exchange Commission on July 5, 2006).
10.30	First Amendment to Note Purchase Agreement, dated as of January 28, 2006, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as the Loan Parties, the purchasers party thereto (each a "Purchaser" and collectively, the "Purchaser"), and American Capital Financial Services, Inc., as administrative and collateral agent for the Purchasers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 28, 2006, filed with the Securities and Exchange Commission on July 5, 2006).
10.31	Amendment No. 4 to Loan and Security Agreement and Waiver, dated as of November 8, 2006 , by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 8, 2006, filed with the Securities and Exchange Commission on November 13, 2006).

Exhibit Number	Description
10.32	Second Amendment to Note Purchase Agreement and Waiver, dated as of November 8, 2006, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as the Loan Parties, the purchasers party thereto (each a "Purchaser" and collectively, the "Purchaser"), and American Capital Financial Services, Inc., as administrative and collateral agent for the Purchasers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 8, 2006, filed with the Securities and Exchange Commission on November 13, 2006).
10.33	Description of the Material Terms of Rocky Brands, Inc.'s Bonus Plan for the Fiscal Year Ending December 31, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 15, 2006, filed with the Securities and Exchange Commission on December 21, 2006).
10.34	Schedule of Outside Director Fees as of January 1, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 15, 2006, filed with the Securities and Exchange Commission on December 21, 2006).
10.35	Schedule of Named Executive Officer Base Salaries as of January 1, 2007 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 15, 2006, filed with the Securities and Exchange Commission on December 21, 2006).
21*	Subsidiaries of the Company.
23*	Consent of Independent Registered Public Accounting Firm.
24*	Powers of Attorney.
31.1*	Rule 13a-14(a) Certification of Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification of Principal Financial Officer.
32**	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer.
99.1*	Report of Independent Registered Public Accounting Firm.
99.2*	Financial Statement Schedule.

* Filed with this Annual Report on Form 10-K.

** Furnished with this Annual Report on Form 10-K.

The Registrant agrees to furnish to the Commission upon its request copies of any omitted schedules or exhibits to any Exhibit filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKY BRANDS, INC.

By: /s/ James E. McDonald

James E. McDonald,
Executive Vice President and Chief Financial Officer

Date: March 15, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ Mike Brooks Mike Brooks	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2007
/s/ James E. McDonald James E. McDonald	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2007
*Curtis A. Loveland Curtis A. Loveland	Secretary and Director	March 15, 2007
*J. Patrick Campbell J. Patrick Campbell	Director	March 15, 2007
*Glenn E. Corlett Glenn E. Corlett	Director	March 15, 2007
*Michael L. Finn Michael L. Finn	Director	March 15, 2007
*G. Courtney Haning G. Courtney Haning	Director	March 15, 2007
*Harley E. Rouda Harley E. Rouda	Director	March 15, 2007
*James L. Stewart James L. Stewart	Director	March 15, 2007

*By: /s/ Mike Brooks

Mike Brooks, Attorney-in-Fact

ROCKY BRANDS, INC.
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


ROCKY
BRANDS
TM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rocky Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Rocky Brands, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rocky Brands, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, effective January 1, 2006, the Company changed the manner in which it accounts for share-based compensation. In addition, as discussed in Note 10, the Company changed the manner in which it records the funded status of its defined benefit pension effective December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Columbus, Ohio
March 14, 2007

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
CURRENT ASSETS:		
Cash and cash equivalents	$ 3,731,253	$ 1,608,680
Trade receivables — net	65,259,580	61,746,865
Other receivables	1,159,444	2,455,885
Inventories	77,948,976	75,386,732
Deferred income taxes	3,902,775	133,783
Income tax receivable	3,632,808	1,346,820
Prepaid expenses	1,581,303	1,497,411
Total current assets	157,216,139	144,176,176
FIXED ASSETS — net	24,349,674	24,342,250
PENSION ASSET	13,564	2,117,352
IDENTIFIED INTANGIBLES	37,105,291	38,320,828
GOODWILL	24,874,368	23,963,637
OTHER ASSETS	2,796,776	3,214,131
TOTAL ASSETS	$246,355,812	$236,134,374

See notes to consolidated financial statements.

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2006	2005
CURRENT LIABILITIES:		
Accounts payable	$ 10,162,291	$ 12,721,214
Current maturities — long term debt	7,288,474	6,400,416
Accrued expenses:		
Salaries and wages	178,235	1,531,336
Co-op advertising	452,272	936,438
Interest	338,281	724,159
Taxes — other	552,782	603,435
Commissions	649,636	669,306
Other	2,025,079	1,312,203
Total current liabilities	21,647,050	24,898,507
LONG TERM DEBT-less current maturities	103,203,107	98,972,190
DEFERRED LIABILITIES:		
Deferred income taxes	17,009,025	12,567,208
Other deferred liabilities	368,580	603,347
TOTAL LIABILITIES	142,227,762	137,041,252
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, Series A, no par value, $.06 stated value; none outstanding		
Common stock, no par value; 25,000,000 shares authorized; outstanding; 2006 — 5,417,198 and 2005 — 5,351,023; and additional paid-in capital	53,238,841	52,030,013
Accumulated other comprehensive loss	(993,182)	—
Retained earnings	51,882,391	47,063,109
Total shareholders' equity	104,128,050	99,093,122
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$246,355,812	$236,134,374

See notes to consolidated financial statements.

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2006	2005	2004
NET SALES	$263,491,380	$296,022,614	$132,248,963
COST OF GOODS SOLD	154,173,994	184,793,488	93,606,600
GROSS MARGIN	109,317,386	111,229,126	38,642,363
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	90,386,072	83,164,758	25,617,944
INCOME FROM OPERATIONS	18,931,314	28,064,368	13,024,419
OTHER INCOME AND (EXPENSES):			
Interest expense	(11,567,842)	(9,256,867)	(1,328,575)
Other — net	242,059	464,385	374,548
Total other — net	(11,325,783)	(8,792,482)	(954,027)
INCOME BEFORE INCOME TAXES	7,605,531	19,271,886	12,070,392
INCOME TAX EXPENSE	2,786,249	6,258,047	3,476,000
NET INCOME	$ 4,819,282	$ 13,013,839	$ 8,594,392
NET INCOME PER SHARE			
Basic	$ 0.89	$ 2.48	$ 1.89
Diluted	$ 0.86	$ 2.33	$ 1.74
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	5,392,390	5,257,530	4,557,283
Diluted	5,578,176	5,584,771	4,953,529

See notes to consolidated financial statements

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares Outstanding	Amount			
BALANCE — December 31, 2003	4,360,400	$34,880,199	$(1,950,400)	$25,454,878	$ 58,384,677
Year Ended December 31, 2004					
Net income				8,594,392	8,594,392
Minimum pension liability, net of tax benefit of $356,501			872,814		872,814
Comprehensive income					9,467,206
Stock issued and options exercised including related tax benefits	334,270	3,518,915			3,518,914
BALANCE — December 31, 2004	4,694,670	38,399,114	(1,077,586)	34,049,270	71,370,798
Year Ended December 31, 2005					
Net income				13,013,839	13,013,839
Minimum pension liability, net of tax benefit of $387,649			1,077,586		1,077,586
Comprehensive income					14,091,425
Treasury stock purchased and retired	484,261	11,573,838			11,573,838
Stock issued and options exercised including related tax benefits	172,092	2,057,061			2,057,061
BALANCE — December 31, 2005	5,351,023	52,030,013	—	47,063,109	99,093,122
Year Ended December 31, 2006					
Net income				4,819,282	4,819,282
Comprehensive income					4,819,282
Adoption of FAS 158, net of tax benefit of $583,298			(993,182)		(993,182)
Stock compensation expense		391,674			391,674
Stock issued and options exercised including related tax benefits	66,175	817,154			817,154
BALANCE — December 31, 2006	5,417,198	$53,238,841	$ (993,182)	$51,882,391	$104,128,050

See notes to consolidated financial statements.

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,819,282	$ 13,013,839	$ 8,594,392
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,270,307	4,929,554	3,407,790
Deferred income taxes	345,350	1,134,840	1,316,065
Tax benefit related to stock options	—	774,183	1,205,300
Deferred compensation and pension	292,541	526,855	49,530
(Gain) loss on disposal of fixed assets	(557,938)	3,947	2,220
Stock compensation expense	391,674	192,368	66,885
Intangible impairment charge	762,000		
Write off of deferred financing costs for repayment	382,144	—	—
Change in assets and liabilities (net of effect from acquisition in 2005):			
Receivables	(2,216,274)	(6,563,373)	(7,934,739)
Inventories	(2,562,244)	(7,787,064)	5,109,063
Income tax receivable	(2,285,988)	917,711	(2,264,531)
Other current assets	(83,850)	(164,492)	456,620
Other assets	645,211	1,116,169	(1,333,747)
Accounts payable	(2,931,106)	2,797,873	1,557,084
Accrued and other liabilities	(1,580,592)	(2,427,247)	(2,628,448)
Net cash provided by operating activities	690,517	8,465,163	7,603,484
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(5,626,803)	(6,052,483)	(5,466,041)
Proceeds from sales of fixed assets	1,853,336	40,757	—
Acquisition of business	—	(93,097,923)	—
Investment in trademarks and patents	(120,606)	(328,522)	—
Net cash used in investing activities	(3,894,073)	(99,438,171)	(5,466,041)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit facility	269,565,766	340,366,601	127,659,452
Repayments of revolving credit facility	(254,437,280)	(292,338,539)	(129,141,816)
Proceeds from long-term debt	15,000,000	48,000,000	—
Repayments of long-term debt	(25,009,511)	(7,192,020)	—
Debt financing costs	(610,000)	(2,405,723)	—
Proceeds from exercise of stock options	411,604	1,090,510	2,246,730
Tax benefit related to stock options	405,550	—	—
Net cash provided by financing activities	5,326,129	87,520,829	764,366
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,122,573	(3,452,179)	2,901,809
CASH AND CASH EQUIVALENTS:			
BEGINNING OF PERIOD	1,608,680	5,060,859	2,159,050
END OF PERIOD	$ 3,731,253	$ 1,608,680	$ 5,060,859

See notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Rocky Brands, Inc. ("Rocky.") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle"), Five Star Enterprises Ltd. ("Five Star"), Rocky Canada, Inc. ("Rocky Canada"), Rocky Brands Wholesale LLC and Rocky Brands Retail LLC, collectively referred to as the "Company." All intercompany transactions have been eliminated.

Business Activity — We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh mobile and retail stores (including a fleet of seventy-eight trucks, supported by thirty-eight small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

We did not have any single customer account for more than 10% of consolidated net sales in 2006 and 2005. In 2004 we had one customer, which represented sales of military footwear under a subcontracting agreement, which accounted for 14% of consolidated net sales.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Our cash and cash equivalents are primarily held in four banks.

Trade Receivables — Trade receivables are presented net of the related allowance for uncollectible accounts of approximately $838,000 and $985,000 at December 31, 2006 and 2005, respectively. The allowance for uncollectible accounts is calculated based on the relative age and size of trade receivable balances.

Concentration of Credit Risk — We have significant transactions with a large number of customers. No customer represented 10% of total accounts receivable — trade balance as of December 31, 2006 and 2005. Our exposure to credit risk is impacted by the economic climate affecting the retail shoe industry. We manage this risk by performing ongoing credit evaluations of our customers and maintain reserves for potential uncollectible accounts.

Supplier and Labor Concentrations — We purchase raw materials from a number of domestic and foreign sources. We currently buy the majority of our waterproof fabric, a component used in a significant portion of our shoes and boots, from one supplier (GORE-TEX®). We have had a relationship with this supplier for over 20 years and have no reason to believe that such relationship will not continue.

We produce a portion of our shoes and boots in our Dominican Republic operation. We are not aware of any governmental or economic restrictions that would alter its current operations.

We source a significant portion of our footwear, apparel and gloves from manufacturers in the Far East, primarily China. We are not aware of any governmental or economic restrictions that would alter its current sourcing operations.

Inventories — Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Reserves are established for inventories when the net realizable value (NRV) is deemed to be less than its cost based on our periodic estimates of NRV.

Fixed Assets — The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

	Years
Building and improvements	5-40
Machinery and equipment	3-8
Furniture and fixtures	3-8
Lasts, dies, and patterns	3

For income tax purposes, the Company generally computes depreciation utilizing accelerated methods.

Goodwill and Trademarks — Goodwill and trademarks are considered indefinite lived assets and are not amortized. All goodwill relates to our Wholesale segment.

Advertising — We expense advertising costs as incurred. Advertising expense was approximately $8,252,000, $7,851,000, and $2,265,000 for 2006, 2005 and 2004, respectively.

Revenue Recognition — Revenue and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Revenue is recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Shipping and Handling Costs — In accordance with the Emerging Issues Tax Force ("EITF") No. 00-10 "Accounting For Shipping and Handling Fees And Costs," all shipping and handling costs billed to customers have been included in net sales. Shipping and handling costs are included in selling, general and administrative costs and totaled approximately $6,518,000, $6,433,000 and $1,789,000 in 2006, 2005 and 2004, respectively. Our gross profit may not be comparable to other entities whose shipping and handling is a component of cost of sales.

Per Share Information — Basic net income per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed similarly but includes the dilutive effect of stock options. A reconciliation of the shares used in the basic and diluted income per share computations is as follows:

	Years Ended December 31,		
	2006	2005	2004
Basic — weighted average shares outstanding	5,392,390	5,257,530	4,557,283
Dilutive securities — stock options	185,786	327,241	396,246
Diluted — weighted average shares outstanding	5,578,176	5,584,771	4,953,529
Anti-Diluted securities — stock options	251,669	125,000	84,000

Asset Impairments — Annually, or more frequently if events or circumstances change, a determination is made by management, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets,"* to ascertain whether property and equipment and certain finite-lived intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, we will recognize an impairment loss in an amount necessary to write down the assets to fair value as determined from expected future discounted cash flows.

In accordance with SFAS No. 142, *"Goodwill and Other Intangibles,"* we test intangible assets with indefinite lives and goodwill for impairment annually or when conditions indicate impairment may have occurred.

Comprehensive Income — Comprehensive income includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income is composed of two subsets — net income and other comprehensive income (loss).

Recently Adopted Financial Accounting Standards — In February 2006, the Financial Accounting Standards Board ("FASB") issued a FASB Staff Position ("FSP"), *"Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event"* ("FSP FAS 123(R)-4"). FSP FAS 123(R)-4 amends SFAS No. 123(R) and addresses the classification of stock options and similar instruments issued as employee compensation. Instruments having contingent cash settlement features are properly classified as equity if the cash settlement feature can be exercised only upon the occurrence of a contingent event that is outside the employee's control, and it is not probable that the event will occur. If the contingent event becomes probable, the instrument shall be accounted for as a liability. FSP FAS 123(R)-4 was adopted by us in the first quarter of 2006. The adoption of FSP FAS 123(R)-4 did not have a material impact on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109"* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". An uncertain tax position will be recognized if it is determined that it is more likely than not to be sustained upon examination. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The cumulative effect of applying the provisions of this Interpretation is to be reported as a separate adjustment to the opening balance of retained earnings in the year of adoption. This statement is effective for fiscal years beginning after December 15, 2006. We have not determined the effects of adopting FIN 48.

In June 2006, the FASB ratified the Emerging Issues Task Force ("EITF") position EITF 06-3, *"How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is Gross versus Net Presentation)"* ("EITF 06-3"), that addresses disclosure requirements for taxes assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value-added, and some excise taxes. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes, and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted. We currently report sales net of sales tax. We do not anticipate the adoption of EITF 06-3 will have a material impact on our financial statements.

In September 2006, the FASB issued a Statement of Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

Also in September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefits Pension and Other Postretirement Plans, an Amendment of FASB Statements 87, 88, 106, and 132(R)"* ("SFAS 158"). SFAS 158, requires an employer to recognize in its statement of financial position the funded status of its defined benefit plans and to recognize as a component of other comprehensive income, net of tax, any unrecognized transition obligations and assets, the actuarial gains and losses and prior service costs and credits that arise during the period. The recognition provisions of Statement No. 158 are to be applied prospectively and are effective for fiscal years ending after December 15, 2006. In addition, Statement No. 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. However, the new measurement date requirement will not be effective until fiscal years ended after December 15, 2008. We utilize a measurement date of September 30th and will be required to change to December 31st. The adoption of Statement No. 158 as of December 31, 2006 resulted in a write-down of our pension asset by $1.6 million, increased accumulated other comprehensive loss by $1.0 million, and decreased deferred income tax liabilities by $0.6 million.

In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 108, *"Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements" ("SAB 108"),* SAB 108 addresses diversity in practice when quantifying the effect of an error on financial statements. It provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. Our adoption of SAB 108, effective December 31, 2006, did not have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of statement No. 115" ("SFAS 159").* SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for annual periods in fiscal years beginning after November 15, 2007. If the fair value option is elected, the effect of the first remeasurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. In the event we elect the fair value option promulgated by this standard, the valuations of certain assets and liabilities may be impacted. The statement is applied prospectively upon adoption.

2. ACQUISITIONS

EJ Footwear Group

On January 6, 2005, we completed the purchase of 100% of the issued and outstanding voting limited interests of the EJ Footwear Group from SILLC Holdings LLC.

The EJ Footwear Group was acquired to expand the Company's branded product lines, principally occupational products, and provide new channels for our existing product lines. The aggregate purchase price for the interests of EJ Footwear Group, including closing date working capital adjustments, was approximately $93.1 million in cash plus 484,261 shares of our common stock valued at $11,573,838. Common stock value was based on the average closing share price during the three days preceding and three days subsequent to the date of the acquisition agreement.

We have allocated the purchase price to the tangible and intangible assets and liabilities acquired based upon the fair values and income tax basis. Goodwill resulting from the transaction is not tax deductible. The purchase price has been allocated as follows:

Purchase price allocation:	
Cash	$ 91,298,435
Common shares — 484,261 shares	11,573,838
Transaction costs	1,799,488
	$104,671,761
Allocated to:	
Current assets	$ 64,727,065
Fixed assets and other assets	2,781,379
Identified intangibles	36,000,000
Goodwill	22,405,776
Liabilities	(11,307,184)
Deferred taxes	(9,935,275)
	$104,671,761

The following unaudited pro-forma information for the year ended December 31, 2004 presents results as if the acquisition occurred on January 1, 2004:

Net sales	$279,051,000
Net income	12,782,000
Earning per share:	
Basic	$ 2.54
Diluted	$ 2.35

3. INVENTORIES

Inventories are comprised of the following:

	December 31,	
	2006	2005
Raw materials	$ 6,564,731	$ 7,833,780
Work-in-process	249,644	583,963
Finished goods	71,518,898	67,453,668
Reserve for obsolescence or lower of cost or market	(384,297)	(484,679)
Total	$77,948,976	$75,386,732

4. IDENTIFIED INTANGIBLE ASSETS

A schedule of identified intangible assets is as follows:

December 31, 2006	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks (not subject to amortization):			
Wholesale	$28,241,370		$28,241,370
Retail	6,900,000		6,900,000
Patents	2,238,981	$ 875,060	1,363,921
Customer Relationships	1,000,000	400,000	600,000
Total Intangibles	$38,380,351	$1,275,060	$37,105,291

December 31, 2005	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks (not subject to amortization):			
Wholesale	$28,933,009		$28,933,009
Retail	6,900,000		6,900,000
Patents	2,188,736	$500,917	1,687,819
Customer Relationships	1,000,000	200,000	800,000
Total Intangibles	$39,021,745	$700,917	$38,320,828

Amortization expense related to fixed-lived intangible assets was approximately $574,000, $569,000 and $26,200 in 2006, 2005 and 2004, respectively. Such amortization expense will be approximately $662,000 per year from 2007 to 2009, and $122,000 for 2010 and $121,000 for 2011.

The weighted average lives of patents and customer relationships acquired in the EJ Footwear Group acquisition is 5 years.

In the fourth quarter of 2005, we adjusted trademarks by $8,800,000 and goodwill by $3,343,094 to record the final valuation of intangible assets.

All goodwill is reported under our Wholesale segment. As of December 31, 2004, our consolidated balance sheet included $1.6 million of goodwill. In 2005, we recorded $22.4 million of goodwill associated with the acquisition of EJ Footwear Group. In the second quarter of 2006, a net operating loss carry forward recorded in the purchase of EJ Footwear Group as a deferred tax asset was reduced by $0.9 million and goodwill was increased by $0.9 million as a result of the finalization of the income tax basis of net operating losses of the EJ Footwear Group prior to the purchase.

In the fourth quarter of 2006, we evaluated our indefinite lived trademarks under the terms and provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that we compare the fair value of an intangible asset with its carrying amount. As a result of this evaluation, we recognized an impairment loss on the carrying value of the Gates trademark in the amount of $762,000. This charge is reflected in selling, general and administrative expenses. Based on the results of this evaluation, we determined the Gates trademark should be characterized as a definite lived asset that will be amortized over a useful life of twelve years. The Gates trademark is reported under our Wholesale segment.

5. OTHER ASSETS

Other assets consist of the following:

	December 31, 2006	December 31, 2005
Deferred financing costs	$1,983,951	$2,417,342
Other	812,825	796,789
Total	$2,796,776	$3,214,131

6. FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2006	December 31, 2005
Land	$ 671,035	$ 871,839
Building	16,745,419	16,545,606
Machinery and equipment	24,881,320	26,596,383
Furniture and fixtures	4,282,040	4,051,134
Lasts, dies and patterns	13,282,224	11,955,304
Construction work-in-progress	79,685	943,445
Total	59,941,723	60,963,711
Less — accumulated depreciation	(35,592,049)	(36,621,461)
Net Fixed Assets	$ 24,349,674	$ 24,342,250

We incurred approximately $4,696,000, $4,361,000 and $3,382,000 in depreciation expense for 2006, 2005 and 2004, respectively.

7. LONG-TERM DEBT

Long-term debt is comprised of the following:

	December 31, 2006	December 31, 2005
Bank — revolving credit facility	$ 74,708,658	$ 59,580,171
Term loans	32,473,810	41,300,000
Real estate obligations	3,309,113	4,492,435
Total	110,491,581	105,372,606
Less — current maturities	7,288,474	6,400,416
Net long-term debt	$103,203,107	$ 98,972,190

In conjunction with the completion of our acquisition of EJ Footwear, we entered into agreements with GMAC Commercial Finance ("GMAC"); and American Capital Financial Services, Inc., as agent, and American Capital Strategies, Ltd., as lender (collectively, "ACAS") for credit facilities totaling $148 million. The credit facilities were used to fund the acquisition of EJ Footwear. Under the terms of the agreements, the interest rates and repayment terms were: (1) a five-year $100 million revolving credit facility with an interest rate of LIBOR plus 2.5% or prime plus 1.0% at our option (a weighted average of 8.31% at December 31, 2006); (2) an $18 million term loan with an interest rate of LIBOR plus 3.25% or prime plus 1.75% at our option (a weighted average of 9.0% at December 31, 2006), payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 through 2011. The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory.

In June 2006, we amended our debt agreement with GMAC to include a new three-year, $15 million term loan with an interest rate of (1) LIBOR plus 3.25% or (2) prime plus 1.75% at our option (a weighted average of 9.0% at December 31, 2006), payable over three years beginning in September 2006. The proceeds from the new term loan were used to pay down the $30 million ACAS term loan. In conjunction with this repayment, we amended the terms of the ACAS term loan, including lowering the interest rate to LIBOR plus 6.5% (14.3% as of December 31, 2006), adjusting the repayment schedule to reflect the lower loan balance payable in equal installments from August 2009 to January 2011, and modifying certain restrictive loan covenants.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2006, we had $74.7 million in borrowings under this facility and total capacity of $88.5 million.

Our credit facilities contain certain restrictive covenants, which among other things, require us to maintain a certain minimum EBITDA and certain leverage and fixed charge coverage ratios. At December 31, 2006, we had no retained earnings available for the payment of dividends. In November 2006, we amended the terms of the restrictive covenants through December 2007 pertaining to minimum EBITDA, senior and total leverage, and fixed charges. This amendment increased the interest rate on borrowings under the ACAS agreement to LIBOR plus 8.5%.

As of December 31, 2006, we were in compliance with these restrictive covenants; however the margin of compliance was minimal. These covenants become more restrictive during 2007 and, after December 2007, revert to more restrictive covenants contained in the original agreements. We must improve our operating results and cash flows, or take other action, to meet the covenants in the future. Any failure by us to comply with the restrictive covenants could result in an event of default under the borrowing agreements, in which case the lenders could elect to declare all amounts outstanding thereunder to be due and payable, which could have a material adverse effect on our financial condition.

At December 31, 2006, the carrying amount of the revolving credit facility and term loans approximates fair value as these are variable rate-based borrowings. The carry amount of the mortgages also approximates fair value, as this was the available financing in the marketplace during the year.

Long-term debt maturities are as follows for the years ended December 31:

2007	$ 7,288,474
2008	7,314,173
2009	8,013,985
2010	85,091,520
2011	1,249,107
Thereafter	1,534,322
Total	$110,491,581

As of December 31, 2006, our real estate obligations incur interest at a rate of 8.275%.

8. OPERATING LEASES

We lease certain machinery, trucks, and facilities under operating leases that generally provide for renewal options. We incurred approximately $3,208,000, $3,349,000 and $918,000 in rent expense under operating lease arrangements for 2006, 2005 and 2004, respectively.

Included in total rent expense above are payments of $60,000 for 2004 for our former Ohio manufacturing and clearance center facility leased from an entity in which the owners are also shareholders of the Company. We purchased the facility in January 2005 and relocated our factory outlet store in Nelsonville, Ohio to this location.

Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31:

2007	$2,089,000
2008	1,382,000
2009	841,000
2010	454,000
2011	273,000
Total	$5,039,000

9. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes,"* which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

	Years Ended December 31,		
	2006	2005	2004
Federal:			
Current	$1,669,144	$3,994,381	$1,836,232
Deferred	1,180,717	1,087,396	1,173,870
Total Federal	2,849,861	5,081,777	3,010,102
State & local:			
Current	506,794	844,857	146,858
Deferred	(835,267)	47,444	142,195
Total State & local	(328,473)	892,301	289,053
Foreign (current)	264,861	283,969	176,845
Total	$2,786,249	$6,258,047	$3,476,000

The funded status of the Company's plan and reconciliation of accrued pension cost at December 31, 2006 and 2005 are presented below (information with respect to benefit obligations and plan assets are as of September 30):

	December 31,	
	2006	2005
Change in benefit obligation:		
Projected benefit obligation at beginning of the year	$10,037,478	$ 9,629,031
Service cost	292,093	523,863
Interest cost	519,969	529,059
Actuarial (gain)/loss	(515,010)	183,868
Curtailment decrease	(1,344,895)	—
Exchange (gain)/loss	506,830	(449,366)
Benefits paid	(375,658)	(378,977)
Projected benefit obligation at end of year	$ 9,120,807	$10,037,478
Change in plan assets:		
Fair value of plan assets at beginning of year	$10,157,529	$ 8,709,031
Actual return on plan assets	(647,500)	1,827,475
Benefits paid	(375,658)	(378,977)
Fair value of plan assets at end of year	$ 9,134,371	$10,157,529
Funded status:		
Overfunded	$ 13,564	$ 120,051
Remaining unrecognized benefit obligation existing at transition	—	801,176
Unrecognized prior service costs due to plan amendments	—	1,155,358
Unrecognized net loss	—	40,767
Total	$ 13,564	$ 2,117,352
Amounts in accumulated other comprehensive income that have not yet been recognized as net pension cost:		
Remaining unrecognized benefit obligation existing at transition	$ 16,143	$ —
Unrecognized prior service costs due to plan amendments	673,178	—
Unrecognized net loss	887,159	—
Total	$ 1,576,480	$ —
Amounts recognized in the consolidated financial statements:		
Pension asset	$ 13,564	$ (2,117,352)
Accumulated other comprehensive loss, net of tax effect of $583,298	(993,182)	—
Net amount recognized	$ (979,618)	$ (2,117,352)
Accumulated benefit obligation	$ 9,094,414	$ 9,141,359

Of the amounts in accumulated other comprehensive income as of December 31, 2006, we expect the following to be recognized as net pension cost in 2007:

Remaining unrecognized benefit obligation existing at transition	$ 10,762
Unrecognized prior service costs due to plan amendments	124,425
Unrecognized net loss	—
Total	$135,187

Net pension cost of our plan is as follows:

	Years Ended December 31,		
	2006	2005	2004
Service cost	$ 292,093	$ 523,863	$ 512,317
Interest cost	519,969	529,059	646,052
Expected return on assets	(791,557)	(683,722)	(684,297)
Amortization of unrecognized net loss	—	85,614	141,642
Amortization of unrecognized transition obligation	12,149	16,306	16,306
Amortization of unrecognized prior service cost	100,867	135,393	135,393
Net periodic pension cost	$ 133,521	$ 606,513	$ 767,413

Our unrecognized benefit obligation existing at the date of transition for the plan is being amortized over 21 years. Actuarial assumptions used in the accounting for the plan was as follows:

	December 31,	
	2006	2005
Discount rate	6.00%	5.75%
Average rate increase in compensation levels	3.00%	3.00%
Expected long-term rate of return on plan assets	8.00%	8.00%

Our pension plan's asset allocations at September 30, 2006 and 2005 by asset category are:

	December 31,	
	2006	2005
Rocky common stock	9.3%	20.1%
Other equity securities	72.4%	63.9%
Mutual funds — bonds	14.4%	12.6%
Cash and cash equivalents	3.9%	3.4%
Total	100.0%	100.0%

Our investment objectives are to: (1) maintain the purchasing power of the current assets and all future contributions; (2) maximize return within reasonable and prudent levels of risk; (3) maintain an appropriate asset allocation policy (approximately 80% equity securities and 20% debt securities) that is compatible with the actuarial assumptions, while still having the potential to produce positive returns; and (4) control costs of administering the plan and managing the investments.

Our desired investment result is a long-term rate of return on assets that is at least 8%. The target rate of return for the plans have been based upon the assumption that returns will approximate the long-term rates of return experienced for each asset class in our investment policy. Our investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plans' strategic asset allocation is based on this long-term perspective

The expected benefit payments for pensions are as follows for the years ended December 31:

2007	$ 329,000
2008	339,000
2009	340,000
2010	350,000
2011	357,000
Thereafter	2,863,000
Total	$4,578,000

We do not anticipate making any contributions to the pension plan in 2007.

We sponsored a non-contributory defined benefit plan for certain union employees. The plan was frozen in September 2001 and terminated March 2004. The settlement of the plan resulted in a gain of $63,228 in 2004.

We also sponsor a 401(k) savings plan for substantially all of our employees. We provide a contribution of 3% of applicable salary to the plan for all employees with greater than six months of service. Additionally, we match eligible employee contributions at a rate of 0.25%, per one percent of applicable salary contributed to the plan by the employee. This matching contribution will be made by us up to a maximum of 1% of the employee's applicable salary for all qualified employees. Our contributions to the 401(k) plan were $1.1 million in 2006, $0.5 million in 2005 and none in 2004.

11. COMMITMENTS AND CONTINGENCIES

We are, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of such proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

Management is currently pursuing reimbursement from the U.S. military for costs associated with raw material purchases of $1.6 million. These raw material purchases were made exclusively for production under a subcontract for the U.S. military. Subsequent to the purchase of raw materials, the subcontract was cancelled for convenience by the U.S. military. Management expects this matter to be resolved in 2007. No matters have occurred to indicate the reimbursement will not be made in full.

12. CAPITAL STOCK AND STOCK BASED COMPENSATION

The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which no shares are issued or outstanding at December 31, 2006 and 2005, respectively.

In November 1997, our Board of Directors adopted a Rights Agreement, which provides for one preferred share purchase right to be associated with each share of our outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Series B Junior Participating Cumulative Preferred Stock. The rights may be exercised after the time when a person or group of persons without the approval of the Board of

Directors acquire beneficial ownership of 20 percent or more of our common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 20 percent or more of the common stock. Such exercise may ultimately entitle the holders of the rights to purchase for $80 per right, our common stock having a market value of $160. The person or groups effecting such 20 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. These rights expire November 2007 unless earlier redeemed by us under circumstances permitted by the Rights Agreement.

During 2006, the shareholders voted to increase our authorized shares from 10,000,000 to 25,000,000.

On January 1, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations, and recognized no compensation expense for stock option grants because all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

We adopted SFAS 123(R) using the "modified prospective" method, which results in no restatement of prior period amounts. Under this method, the provisions of SFAS 123(R) apply to all awards granted or modified after the date of adoption. In addition, compensation expense must be recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period. We calculate the fair value of options using a Black-Scholes option pricing model. For the twelve-month period ended December 31, 2006, our compensation expense related to stock option grants was approximately $391,674. The per share impact of adoption of SFAS 123(R) was $0.07 for both basic and diluted earnings per share. As of December 31, 2006, there was a total of $290,315 of unrecognized compensation expense related to unvested stock option awards that will be recognized as an expense as the awards vest over the next four years. For companies that adopt SFAS 123(R) using the "modified prospective" method, disclosure of pro forma information for periods prior to adoption must continue to be presented. The following table sets forth the effect on net income and earnings per share as if SFAS 123 "Accounting for Stock-Based Compensation" had been applied to the years ended December 31, 2005 and 2004.

	Years Ended December 31,	
	2005	2004
Net income as reported	$13,013,839	$8,594,392
Deduct: Stock based employee compensation expense determined under fair value based method for all awards, net of tax	1,488,928	1,003,446
Pro forma net income	$11,524,911	$7,590,946
Earnings per share:		
Basic — as reported	$ 2.48	$ 1.89
Basic — pro forma	$ 2.19	$ 1.67
Diluted — as reported	$ 2.33	$ 1.74
Diluted — pro forma	$ 2.06	$ 1.53

The pro forma amounts may not be representative of the effects on reported net income for future years.

On October 11, 1995, we adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to 400,000 common shares. In May 1998, we adopted the Amended and Restated 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 500,000 common shares. In addition in May 2002, our shareholders approved the issuance of a total of 400,000 additional common shares of our stock under the 1995 Stock Option Plan. All employees, officers, directors, consultants and advisors providing services to us are eligible to receive options under the Plans. On May 11, 2004 our shareholders approved the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan includes 750,000 of our common shares that may be granted for stock options and restricted stock awards. As of December 31, 2006, the Company is authorized to issue 449,000 options under the 2004 Stock Incentive Plan; no options can be granted under the amended and restated 1995 Stock Option Plan.

The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 10 years. The following summarizes stock option transactions from January 1, 2004 through December 31, 2006:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Actual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	658,851	$14.49		
Issued	15,000	$13.61		
Exercised	(62,675)	$ 6.57		
Forfeited	(75,000)	$22.39		
Outstanding at December 31, 2006	536,176	$14.33	3.9	$2,810,998
Options exercisable at December 31:				
2006	443,426	$13.39	3.6	$2,665,860
Unvested options at December 31, 2006	92,750	$18.81	5.6	$ 145,138
Fair value of options granted during the year:				
2006		$ 8.24		
2005		$11.99		
2004		$ 8.97		

In determining the estimated fair value of each option granted on the date of grant we use the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2006	2005	2004
Dividend yields	0%	0%	0%
Expected volatility	50%	51%	51%
Risk-free interest rates	4.55%	4.13%	3.28%
Expected life	6	4	4

During the years ended December 31, 2006, 2005 and 2004, a total of 62,675, 182,699 and 330,700 options were exercised with an intrinsic value of approximately $0.7 million, $3.6 million and $5.0 million, respectively. During the years ended December 31, 2006, 2005 and 2004, a total of 15,000, 199,000 and 175,000 options were issued with a fair value of approximately $0.1 million, $2.4 million and $1.6 million, respectively. During the year ended December 31, 2006, a total of 75,000 options were forfeited with a fair value of approximately $0.7 million. A total of 207,312, 193,562 and 234,626 options vested during the years ended December 31, 2006, 2005 and 2004, with a fair value of $1.6 million, $1.2 million and $0.8 million, respectively. At December 31, 2006, a total of 92,750 options were unvested with a fair value of $0.8 million. At December 31, 2005, a total of 285,062 options were unvested with a fair value of $2.7 million. All unvested options as of December 31, 2006 are expected to vest.

In 2005, we issued 3,000 restricted common shares to certain executives and recorded compensation expenses of $85,860, which was fair market value on date of grant. The shares vested on January 1, 2006.

13. CLOSURE OF MANUFACTURING OPERATIONS

In September 2001, the Board of Directors approved a restructuring plan to consolidate and realign the Company's footwear manufacturing operations. Under this plan, the Company moved the footwear manufacturing operations at its Nelsonville, Ohio factory to the Company's factory in Puerto Rico. The restructuring plan was completed in the fourth quarter of 2001.

In 2004, we made the final payments under the plan and recorded a gain of $63,228.

14. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information including other cash paid for interest and Federal, state and local income taxes was as follows:

	Years Ended December 31,		
	2006	2005	2004
Interest paid	$10,919,865	$ 8,312,707	$1,317,991
Federal, state and local income taxes paid — net of refunds	$ 4,365,744	$ 3,138,517	$5,126,694
Stock issued for EJ Footwear Group acquisition	$ —	$11,573,838	$ —
Capitalized interest	$ 43,830	$ 19,625	$ —
Fixed asset purchases in accounts payable	$ 372,183	$ —	$ —

15. SEGMENT INFORMATION

Operating Segments — We operate our business through three business segments: wholesale, retail and military.

Wholesale. In our wholesale segment, our products are offered in over ten thousand retail locations representing a wide range of distribution channels in the U.S. and Canada. These distribution channels vary by product line and target market and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers.

Retail. In our retail segment, we sell our products directly to consumers through our Lehigh mobile and retail stores, our Rocky outlet store and our websites. Our Lehigh operations include a fleet of 78 trucks, supported by 40 small warehouses that include retail stores, which we refer to as mini-stores. Through our outlet store, we generally sell first quality or discontinued products in addition to a limited amount of factory damaged goods, which typically carry lower gross margins. Prior to our acquisition of the EJ Footwear Group and its Lehigh division, our retail segment represented only a small portion of our business.

Military. While we are focused on continuing to build our wholesale and retail business, we also actively bid, from time to time, on footwear contracts with the U.S. military. As of December 31, 2006, we do not have any contracts to produce goods for the U.S. military. As a result, our military sales fluctuate from year to year.

The following is a summary of segment results for the Wholesale, Retail, and Military segments.

	Years Ended December 31,		
	2006	2005	2004
NET SALES:			
Wholesale	$203,195,421	$209,947,672	$109,689,040
Retail	59,207,094	58,423,840	4,017,359
Military	1,088,865	27,651,102	18,542,564
Total Net Sales	$263,491,380	$296,022,614	$132,248,963
GROSS MARGIN:			
Wholesale	$ 79,033,568	$ 76,374,412	$ 34,738,851
Retail	30,180,144	30,323,950	1,114,364
Military	103,674	4,530,764	2,789,148
Total Gross Margin	$109,317,386	$111,229,126	$ 38,642,363

Segment asset information is not prepared or used to assess segment performance.

Product Group Information — The following is supplemental information on net sales by product group:

	2006	% of Sales	2005	% of Sales	2004	% of Sales
Work footwear	$142,076,453	53.9%	$140,426,831	47.4%	$ 13,438,818	10.2%
Outdoor footwear	35,451,267	13.5%	42,039,534	14.2%	49,020,109	37.1%
Western footwear	41,261,105	15.7%	40,433,142	13.7%	8,897,666	6.7%
Duty footwear	17,078,111	6.5%	16,803,095	5.7%	18,501,811	14.0%
Military footwear	1,088,865	0.4%	27,651,102	9.3%	18,542,564	14.0%
Apparel	16,151,170	6.1%	18,446,792	6.2%	18,477,727	14.0%
Other	10,384,409	3.9%	10,222,118	3.5%	5,370,268	4.1%
	$263,491,380	100%	$296,022,614	100%	$132,248,963	100%

Net sales to foreign countries, primarily Canada, represented approximately 2.1% in 2006, 2.7% of net sales in 2005, and 2.1% of net sales in 2004.

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2006 and 2005:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2006					
Net sales	$57,525,164	$57,297,505	$78,114,725	$70,553,986	$263,491,380
Gross margin	24,915,957	24,073,292	32,116,190	28,211,947	109,317,386
Net income (loss)	893,230	(215,625)	4,219,552	(77,875)*	4,819,282
Net income (loss) per common share:					
Basic	$ 0.17	$ (0.04)	$ 0.78	$ (0.01)	$ 0.89
Diluted	$ 0.16	$ (0.04)	$ 0.76	$ (0.01)	$ 0.86
2005					
Net sales	$61,498,084	$65,519,637	$94,087,786	$74,917,107	$296,022,614
Gross margin	24,207,872	25,723,239	34,073,477	27,224,538	111,229,126
Net income	1,094,454	2,804,895	6,508,436	2,606,054	13,013,839
Net income per common share:					
Basic	$ 0.21	$ 0.53	$ 1.23	$ 0.49	$ 2.48
Diluted	$ 0.20	$ 0.50	$ 1.15	$ 0.46	$ 2.33

No cash dividends were paid during 2006 or 2005.

* The fourth quarter of 2006 includes an impairment loss of approximately $483,000 or $.09 per share, net of tax.


ROCKY
BRANDS
TM

BOARD OF DIRECTORS

Mike Brooks
Chairman of the Board and Chief Executive Officer

J. Patrick Campbell
President and Chief Operating Officer
Grantham Education Corporation

Glenn E. Corlett
Dean and Philip J. Gardner, Jr. Leadership Professor of the College of Business at Ohio University

Michael L. Finn
President, Central Power Systems, and President, Chesapeake Realty Company

G. Courtney Haning
Chairman, President and Chief Executive Officer, Peoples National Bank

Curtis A. Loveland
Secretary
Partner, Porter, Wright, Morris & Arthur LLP

Harley E. Rouda, Jr.
Chief Executive Officer, Real Living, Inc.

James L. Stewart
Proprietor
Rising Wolf Ranch, Inc.

OFFICERS

Mike Brooks
Chairman of the Board and Chief Executive Officer

David Sharp
President and Chief Operating Officer

James E. McDonald
Executive Vice President, Chief Financial Officer and Treasurer

Corporate Offices
39 East Canal Street
Nelsonville, Ohio 45764
(740) 753-1951

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Columbus, Ohio

Legal Counsel
Porter, Wright, Morris & Arthur LLP
Columbus, Ohio

Transfer Agent and Registrar
Communications regarding changes of address, transfer of shares, and lost certificates should be directed to the company's stock transfer and registrar:

Computershare Investor Services LLC
P.O. Box 2388
Chicago, Illinois 60690-2388
(888) 294-8217
web.queries@computershare.com

Stock Listing
NASDAQ Stock Market
Symbol: RCKY

Form 10-K
Copies of the signatures, exhibit index and exhibits contained therein as filed with the Securities and Exchange Commission are available without charge upon written request to:

James E. McDonald
Executive Vice President, Chief Financial Officer and Treasurer
Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764

Investor Information
Corporate and investor information is available on the company's website at www.rockybrands.com


ROCKY
BRANDS
TM


ROCKY
BRANDS

Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764
www.rockybrands.com